UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TECHNOLOGY RESEARCH CORPORATION

(Name of Subject Company)

TECHNOLOGY RESEARCH CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.51 per share

(Title of Class of Securities)

878727304

(CUSIP Number of Class of Securities)

Robert D. Woltil

Chief Financial Officer

Technology Research Corporation

5250 140th Avenue North

Clearwater, Florida 33760

(727) 535-0572

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

David S. Felman, Esq.

Christopher J. Stephens, Esq.

Hill, Ward & Henderson, P.A.

101 East Kennedy Boulevard

Tampa, Florida 33602

(813) 221-3900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

Item 1. Subject Company Information.

Name and Address

The name of the subject company is Technology Research Corporation, a Florida corporation (“TRC”). The address of TRC’s principal executive offices is 5250 140th Avenue North, Clearwater, Florida 33760, and the telephone number of TRC’s principal executive offices is (727) 535-0572.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the common stock, $0.51 par value per share (the “Common Stock”), of TRC. As of the close of business on April 8, 2011, there were 6,740,473 shares of Common Stock issued and outstanding, of which 513,920 shares were subject to vesting.

Item 2. Identity and Background of Filing Person.

Name and Address.

TRC is the person filing this Statement. The information about TRC’s business address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference.

Tender Offer and Merger

This Statement relates to the tender offer by Clearwater Acquisition I, Inc., a Florida corporation (“Purchaser”) and a wholly owned subsidiary of Coleman Cable, Inc., a Delaware corporation (“Coleman”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”) filed by Coleman and Purchaser with the Securities and Exchange Commission (the “SEC”) on April 12, 2011, pursuant to which Purchaser has offered to purchase all outstanding shares of Common Stock, and the associated stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of January 18, 2011, between TRC and Registrar and Transfer Company, as Rights Agent (the “Rights Agreement”), at a price of $7.20 per Share (the “Per Share Amount”), net to the selling shareholder in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). According to the Offer to Purchase, the initial expiration date of the Offer is 12:00 midnight, New York City time, on May 13, 2011, unless extended in accordance with the terms of the Merger Agreement and applicable law (the “Expiration Date”). Purchaser is required to extend the Offer for up to two successive periods of up to 10 business days each, and may extend the Offer at its discretion for one or more additional periods, if any of the conditions of the Offer set forth below are not satisfied or waived by the initial Expiration Date. In no event may the Offer be extended beyond July 10, 2011 without the consent of TRC. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The obligation of Coleman and Purchaser to consummate the Offer is conditioned upon, among other things: (i) 50.1% of the outstanding Shares (determined on a fully-diluted basis) having been validly tendered and not withdrawn prior to the expiration of the Offer (the “Minimum Tender Condition”), and (ii) there having occurred no change in recommendation by TRC’s board of directors (the “TRC Board”) with respect to the Merger Agreement and the Transactions described further below. The Offer is also subject to the other conditions set forth in the Offer to Purchase. The Offer is further described in the Schedule TO.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 28, 2011 (as such agreement may be amended from time to time, the “Merger Agreement”), among Coleman, Purchaser and TRC. The Merger Agreement provides that, among other things, following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into TRC (the “Merger”) in accordance with the Florida Business Corporation Act (the “FBCA”). The Offer, Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” Following the effective time of the Merger (the “Effective Time”), TRC will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Coleman. As a result of the Merger, at the Effective Time, each issued and outstanding Share, other than Shares owned by Coleman, Purchaser or any of their affiliates, will be automatically converted into the right to receive the amount of cash equal to the Per Share Amount, without interest and less any applicable withholding taxes. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Neither the Offer nor the Merger is subject to a financing condition. The closing of the Merger is subject to customary closing conditions. If, following the Offer and potential exercise of the Top-Up Option as further described under Item 8, Coleman and Purchaser collectively own at least 80% of the then outstanding Shares, the Merger Agreement provides that Coleman and Purchaser will take all necessary and appropriate action to consummate the Merger as a short-form merger as soon as practicable without a vote or any further action by TRC’s shareholders. Otherwise, Coleman and Purchaser will need to obtain the approval of TRC’s shareholders holding a majority of the Shares to adopt the Merger Agreement prior to consummating the Merger. In this event, TRC will call and convene a shareholders’ meeting to obtain this approval, and Purchaser will vote all Shares it acquires pursuant to the Offer and subsequent offering period, if any, in favor of the adoption of the Merger Agreement, thereby assuring approval.

Pursuant to the Merger Agreement, TRC is permitted to solicit alternative acquisition proposals from third parties (the “Go-Shop”) until 11:59 p.m., New York City time, on May 11, 2011 (the “Go-Shop Period”). The Offer will not expire or be consummated until after the Go-Shop Period. In addition, TRC may, at any time before Purchaser accepts for payment and pays for all Shares validly tendered and not withdrawn pursuant to the Offer (the “Acceptance Date”), upon the terms and subject to the conditions of the Merger Agreement, respond to any unsolicited proposal that constitutes, or could reasonably be expected to lead to, a Superior Proposal (as defined in the Merger Agreement).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

According to the Schedule TO, the address of the principal executive offices of Coleman and Purchaser is 1530 Shields Drive, Waukegan, Illinois 60085, and their telephone number is (847) 672-2300.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Certain contacts, agreements, arrangements or understandings between TRC or its affiliates and certain of its executive officers or directors are, except as described below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex I and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 or Annex I attached hereto, or as otherwise incorporated herein by reference, to the knowledge of TRC, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between TRC or any of its affiliates, on the one hand, and (i) TRC or any of its executive officers, directors or affiliates or (ii) Coleman, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Coleman and Purchaser

Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit

(a)(1)(i) to the Schedule TO, are incorporated in this Statement by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

Shareholder Tender Agreement

Concurrently with the execution of the Merger Agreement, Hosea II, LLC, a company controlled by Roger Boatman, an employee and shareholder of TRC, entered into a Tender and Support Agreement (the “Shareholder Tender Agreement”) with Coleman and Purchaser. Pursuant to the terms of the Shareholder Tender Agreement, such shareholder has agreed to exercise all of its rights with respect to its Shares to, and use its best efforts to, tender its Shares in the Offer on the terms and subject to the conditions of such agreement and has granted irrevocable proxies to Coleman and Purchaser or has otherwise agreed to vote its Shares in favor of the Merger if such vote is required. Such shareholder further agreed that the Per Share Amount and Merger Consideration (as defined in the Merger Agreement), as applicable, relating to its Shares will not be paid to it until the restrictions on its Shares would have vested (had its Shares remained outstanding) in accordance with the provisions of the Stock Purchase Agreement, dated March 2, 2010, among TRC, Hosea Partners, Ltd., Roger M. Boatman, as trustee of the Roger M. Boatman Trust, Melvin R. Hall and Elsa G. Hall, as joint tenants with right of survivorship. See “Item 3 – Arrangements with Executive Officers, Directors and Affiliates of TRC – Continuing Arrangements Governing Shares Issued in Patco Acquisition.” The Shares subject to the Shareholder Tender Agreement comprise approximately 10% of all outstanding Shares. The Shareholder Tender Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Shareholder Tender Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

The Merger Agreement and the Shareholder Tender Agreement have been filed as exhibits to this Statement to provide investors with information regarding their terms. They are not intended to modify or supplement any factual disclosures about TRC in its public reports filed with the Securities and Exchange Commission, including the Current Report on Form 8-K filed by TRC with the SEC on March 28, 2011, and are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to TRC, Coleman or Purchaser. In particular, the representations, warranties and covenants set forth in the Merger Agreement (a) were made solely for purposes of the Merger Agreement and solely for the benefit of the contracting parties, (b) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made to Coleman and Purchaser in connection with the Merger Agreement, (c) will not survive consummation of the Merger, (d) are qualified in certain circumstances by a materiality standard which may differ from what may be viewed as material by investors, (e) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, and (f) may have been included in the Merger Agreement for the purpose of allocating risk between the parties rather than establishing matters as facts. Investors are not third-party beneficiaries under the Merger Agreement, and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in subsequent public disclosure.

Confidentiality Agreement

On February 8, 2011, TRC and Coleman entered into a mutual non-disclosure agreement (the “Confidentiality Agreement”) that governs the disclosure of any confidential information concerning the other party to other persons. As a condition to being furnished confidential information of the other party, in the Confidentiality Agreement, each of TRC and Coleman agreed, among other things, to keep confidential the information furnished to it for two years from the date of the Confidentiality Agreement and to use the information only for purposes of evaluating a transaction with TRC. Under the Confidentiality Agreement, Coleman also agreed, among other things, to certain “standstill” provisions for the protection of TRC for a period of one year or until the parties enter into a definitive agreement with respect to a transaction, whichever is earlier. Subject to certain limited exceptions, for a period of one year from the date of the Confidentiality Agreement, each of TRC and Coleman agreed not to solicit the other party’s employees. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

Supply Agreement

TRC is a party to commercial arrangements, as both a buyer and seller, with Coleman, under which TRC purchased from Coleman products worth approximately $142,000 and $240,000 for the years ended December 31, 2010 and 2009, respectively, and Coleman purchased from TRC products worth approximately $851,000 and $760,000 for the years ended December 31, 2010 and 2009, respectively.

Representation on the TRC Board

The Merger Agreement provides that, upon the Acceptance Date, Purchaser will be entitled to designate, from time to time, to serve on the TRC Board such number of directors as will give Purchaser representation equal to at least that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the TRC Board (giving effect to the directors elected or appointed pursuant to the right of Purchaser described in this paragraph) by (ii) the percentage that (A) the number of Shares owned by Coleman, Purchaser and their affiliates bears to (B) the number of Shares then outstanding. TRC has agreed to take all action requested by Coleman reasonably necessary to cause Purchaser’s designees to be elected or appointed to the TRC Board, including obtaining resignations of incumbent directors and increasing the size of the TRC Board. The Merger Agreement provides that, in the event Purchaser’s designees are elected or appointed to the TRC Board, until the Effective Time, Coleman and TRC will use their reasonable best efforts to cause the TRC Board to have at least two directors who were directors on the date of the Merger Agreement and who are “independent directors” within the meaning of the applicable NASDAQ Marketplace Rules (“Continuing Directors”).

The Merger Agreement provides that following the election or appointment of Purchaser’s designees to the TRC Board pursuant to the terms of the Merger Agreement and until the Effective Time, the affirmative vote of a majority of the Continuing Directors shall be required for TRC to consent: (i) to amend or terminate the Merger Agreement, (ii) to extend the time for the performance of any of the obligations of Coleman or Purchaser, (iii) to waive compliance with any of the agreements of Coleman or Purchaser or conditions contained in the Merger Agreement for the benefit of TRC, (iv) to amend TRC’s articles of incorporation or bylaws, (v) to take any action that would prevent or materially delay the consummation of the Merger or (vi) to make any other determination with respect to any action to be taken or not taken by or on behalf of TRC or the TRC Board relating to the Merger Agreement or the Transactions.

Arrangements with Executive Officers, Directors and Affiliates of TRC

TRC’s executive officers and the members of the TRC Board may be deemed to have certain interests in the Transactions, including the Offer and the Merger, that may be different from or in addition to those of TRC’s shareholders generally. These interests may create potential conflicts of interest. The TRC Board was aware of those interests and considered them, among other matters, in reaching its decision to adopt the Merger Agreement and approve the Transactions.

Cash Payable for Outstanding Shares Pursuant to the Offer

If the directors and executive officers of TRC who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash Per Share Amount on the same terms and conditions as the other shareholders of TRC. As of April 8, 2011, the directors and executive officers of TRC beneficially owned, in the aggregate, 43,572 Shares, excluding Shares subject to exercise of Options and Restricted Stock (as discussed, and such capitalized terms as defined, below). If the directors and executive officers of TRC were to tender all 43,572 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors and executive officers would receive an aggregate of $313,718 in cash pursuant to tenders into the Offer (before any applicable deductions and withholdings). The beneficial ownership of Shares of each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management Related Shareholder Matters.”

Company Stock Options

The Merger Agreement provides that, immediately prior to the Effective Time, each unexercised Company Stock Option (as defined in the Merger Agreement and referred to herein as an “Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time, will become fully vested and exercisable. However, any Option issued in connection with an acquisition transaction by TRC will not become fully vested in connection with the Merger.

The Merger Agreement provides that each Option will be canceled at the Effective Time and converted automatically into the right to receive a payment equal to the product of (a) the excess, if any, of the Per Share Amount over the applicable exercise price of such Option multiplied by (b) the number of Shares subject to such Option immediately prior to the Effective Time (assuming full vesting of such Option), less all applicable deductions and withholdings required by law (such amount, the “Option Spread Value”). The Merger Agreement further provides that if the exercise price per Share is equal to or greater than the Per Share Amount, such Option will be cancelled without any cash payment being made in respect thereof. The Option Spread Value will be paid to each holder of an Option as soon as practicable after the Effective Time. Pursuant to the Merger Agreement, TRC has agreed to use its reasonable best efforts to secure from each holder, in exchange for the Option Spread Value, an acknowledgment that such holder’s Options will terminate at the Effective Time and a waiver of any other consideration that might be claimed by such holder.

The table below sets forth information regarding the Options held by TRC’s directors and executive officers as of April 8, 2011 that would be converted immediately prior to the Effective Time into the right to receive the Option Spread Value.

Name	Number of Shares	Weighted Average Exercise Price per Share	Gross Option Spread Value[1]
Gerry Chastelet	75,000	$5.89	$176,900
Paul J. Hoeper	7,500	$4.87	$17,475
Raymond V. Malpocher	40,000	$3.28	$156,700
Patrick M. Murphy	50,000	$3.84	$168,200
N. John Simmons, Jr.	30,000	$3.25	$118,600
Robert D. Woltil	30,000	$3.83	$101,100
J. Bradley Freeman	49,033	$2.80	$215,802
Douglas B. Tilghman	48,733	$3.21	$194,272

[1]	Such value not reduced for applicable deductions and withholdings required by law to be withheld.

Restricted Shares

The Merger Agreement provides that each unvested restricted Share (“Restricted Shares”) outstanding immediately prior to the Effective Time will become fully vested. The table below sets forth the gross value of Restricted Shares held by TRC’s directors and executive officers, as of April 8, 2011.

Name	Total Value of Unvested Restricted Shares
Gerry Chastelet	$48,002
Paul J. Hoeper	$27,000
Raymond V. Malpocher	$48,002
Patrick M. Murphy	$48,002
N. John Simmons, Jr.	$48,002
Robert D. Woltil	$—
J. Bradley Freeman	$39,038
Douglas B. Tilghman	$37,598

Director Compensation

Each non-employee director of TRC receives an annual retainer fee of $30,000. In addition, TRC pays an additional annual retainer to the Audit Committee Chairman of $7,500, an additional annual retainer to each chairman of other TRC Board committees of $5,000, and an annual retainer to TRC’s Lead Independent Director of $5,000. In addition, each non-employee director receives an annual retainer of $5,000 for each committee membership.

Stock options and other stock-based awards granted to non-employee directors are awarded under the Amended and Restated 2000 Long Term Incentive Plan. On an annual basis, each independent director is granted non-qualified options to purchase 10,000 Shares and a restricted stock award of 5,000 Shares, each vesting in equal increments over a three-year period.

In addition, each director other than the Lead Independent Director will be entitled to an additional fee of $20,000, payable $10,000 in the fourth quarter of fiscal year 2011 and $10,000 in the first quarter of fiscal year 2012, for his service with respect to the sale process related to the Offer and Merger. The Lead Independent Director will receive an additional $40,000, payable $20,000 in the fourth quarter of fiscal year 2011 and $20,000 in the first quarter of fiscal year 2012, for his service with respect to the sale process related to the Offer and Merger. These amounts are payable regardless of whether the Offer and Merger are consummated.

Retention Agreements and Change of Control Payment

On February 18, 2011, TRC entered into retention agreements (the “Retention Agreements”) with the executive officers listed below (collectively, the “Officers”), which agreements will remain an obligation of TRC or its successor following the Merger: Robert D. Woltil – Interim Chief Executive Officer, Vice President of Finance, Chief Financial Officer and Secretary; J. Bradley Freeman – Vice President of Operations; and Douglas B. Tilghman – Vice President of Engineering.

Each Retention Agreement provides that if a Triggering Event (as defined below) occurs within twelve months following a Change of Control (as defined in the Retention Agreement), TRC will pay to the Officer as severance compensation the following amounts:

•	100% of the Officer’s base salary in effect at the time of the Triggering Event;

•

100% of the target annual bonus that the Officer would have been eligible to earn under TRC’s annual bonus plan for the bonus measurement period during which the Triggering Event occurs, calculated on the basis of assuming that all performance targets will be achieved; and

•	twelve times the monthly premium that the Officer would be required to pay to maintain COBRA coverage for the Officer and his eligible dependents under TRC’s health plans.

Payment of the foregoing amounts is subject to certain conditions, including the Officer entering into a general release in favor of TRC and satisfactorily performing his obligations under his Retention Agreement, including compliance with his confidentiality, non-disclosure, non-solicitation and non-competition obligations.

Unless otherwise required by applicable law, the severance compensation to be paid to the Officer will be paid in a lump sum within thirty days following the applicable Triggering Event (or if later, within ten days after TRC receives a general release not subject to revocation). If the Officer breaches his obligations under the Retention Agreement after such payment is made by TRC, then the Officer is obligated to reimburse TRC in full for such payment.

For purposes of each Retention Agreement, a “Triggering Event” means the occurrence of any of the following:

•	TRC terminates the Officer’s employment with TRC without Cause (as defined in the Retention Agreement);

•	the Officer terminates his employment because TRC has materially reduced his base salary or bonus opportunity in effect at the time of the Change of Control; or

•

the Officer terminates his employment because TRC has reduced his duties or authority so as to materially reduce his overall job responsibilities from the levels in effect at the time of the Change of Control.

Mr. Woltil’s Retention Agreement clarifies that the termination of his status as Interim Chief Executive Officer is not a Triggering Event.

The Acceptance Date will constitute a Change of Control under the Retention Agreements. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the form of Retention Agreement, which is filed as Exhibit (e)(14) hereto and incorporated herein by reference.

In addition, on March 22, 2011, the TRC Board approved a bonus payment by TRC to Mr. Woltil of $20,000, payable if and when the Merger is consummated.

Continuing Arrangements Governing Shares Issued in Patco Acquisition

TRC is party to a Stock Purchase Agreement (the “Patco Purchase Agreement”) with Hosea Partners, Ltd., Roger M. Boatman, as trustee of the Roger M. Boatman Trust, and Melvin R. Hall and Elsa G. Hall, as joint tenants with right of survivorship (the “Selling Shareholders”), dated March 2, 2010, pursuant to which TRC acquired all of the shares of common stock (the “Patco Shares”) of Patco Electronics, Inc., a Titusville, Florida-based manufacturer of electronic products that enhance the performance of battery products. The consideration paid for the Patco Shares included 674,950 Shares. These Shares vest annually in equal increments over a three-year period, on each anniversary of the closing, beginning on March 31, 2011, and continuing on March 31, 2012 and March 31, 2013. In addition, approximately 67,000 of these Shares are being held on TRC’s behalf as security for indemnification obligations under the Patco Purchase Agreement. See “Item 3 – Arrangements with Coleman and Purchaser – Shareholder Tender Agreement.” The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Patco Purchase Agreement and Indemnity Escrow Agreement, which are filed as Exhibits (e)(11) and (e)(12) hereto and incorporated herein by reference.

Indemnification and Insurance

TRC’s articles of incorporation and bylaws provide that TRC will indemnify its directors and executive officers to the fullest extent permitted by law. Pursuant to the FBCA, TRC may, and in some cases, must, indemnify its directors and executive officers against certain liabilities. In general, the FBCA provides that a corporation may indemnify (and advance expenses incurred by) each person who was or is a party to any threatened, pending or completed action, suit or proceeding, by reason of the fact that he is or was a director or officer of the corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. However, no indemnification shall be made in connection with any proceeding brought by or in the right of a corporation where the person involved is adjudged to be liable to the corporation, except to the extent approved by a court. To the extent that any directors or officers are successful on the merits or otherwise in the defense of any of the proceedings described above, the FBCA provides that the corporation is required to indemnify such directors and officers against expenses actually and reasonably incurred in connection therewith. However, the FBCA further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any director or officer if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the FBCA or the corporation’s articles of incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The foregoing discussion is not a complete statement of the FBCA and is qualified in its entirety by reference to the FBCA.

TRC has entered into an indemnification agreement with each of its directors and its Interim Chief Executive Officer and Chief Financial Officer, Mr. Woltil. These agreements require TRC to, among other things, indemnify and advance expenses on behalf of such individuals to the extent permitted under the FBCA, and supplement the protections provided under TRC’s articles of incorporation and bylaws. This description of the indemnification agreements entered into between TRC and such individuals does not purport to be complete and is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(4) hereto, which is incorporated herein by reference. TRC also maintains directors’ and officers’ liability insurance that insures TRC’s directors and officers against certain losses and insures TRC with respect to its obligations to indemnify its directors and officers.

Under the Merger Agreement, Coleman has agreed to fulfill and honor in all respects the obligations of TRC pursuant to (i) indemnification agreements between TRC and each of its current or past directors and officers, and (ii) indemnification provisions under TRC’s articles of incorporation and bylaws as in effect on the date of the Merger Agreement. From and after the Effective Time, Coleman has agreed to cause the Surviving Corporation to honor in all respects any indemnification, exculpation, or advancement of expenses provisions under such indemnification agreements.

Coleman has agreed to also cause the Surviving Corporation’s articles of incorporation and bylaws to contain provisions with respect to indemnification that are at least as favorable to its current or past directors and officers as those contained in TRC’s articles of incorporation and bylaws as in effect on the date of the Merger Agreement, and such provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights of such individuals.

Further, Coleman has agreed to cause the Surviving Corporation to maintain in effect the existing policy of directors’ and officers’ liability insurance maintained by TRC as of the date of the Merger Agreement for the benefit of the current or past directors and officers of TRC with respect to acts or omissions occurring prior to the Effective Time. In the alternative, the Surviving Corporation may substitute such existing policy for one or more policies of comparable or better coverage with respect to both amount and absence of exclusions. The maintenance of such existing policy (or substituted policy, as the case may be) shall continue from the Effective Time until its sixth anniversary.

Coleman and Surviving Corporation have jointly and severally agreed to pay all reasonable expenses that may be incurred by any current or past director or officer in enforcing such indemnity and similar obligations contained in the Merger Agreement if such individual is judicially determined to be entitled to indemnification thereunder.

Item 4. The Solicitation or Recommendation.

The TRC Board evaluated the Offer and the Merger with the assistance of TRC’s management and legal and financial advisors and, after careful consideration, at a meeting held on March 27, 2011, the TRC Board unanimously (i) determined and resolved that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interests of TRC and its shareholders, (ii) approved the Merger Agreement and the Transactions, including the Offer and the Merger, and (iii) recommended that TRC’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

Accordingly, and for the other reasons described in more detail below, the TRC Board unanimously recommends that TRC’s shareholders accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

A copy of the letter to TRC’s shareholders dated April 12, 2011 communicating the recommendation of the TRC Board, as well as the joint press release, dated March 28, 2011, issued by TRC and Coleman announcing the execution of the Merger Agreement, are included as Exhibits (a)(9) and(a)(10) to this Statement, and are incorporated herein by reference.

Background of the Transactions

The following chronology summarizes the key meetings, conversations and events between Coleman and its representatives and TRC and its representatives that led to the signing of the Merger Agreement and the Offer. This chronology covers only key events leading up to the Merger Agreement and does not purport to catalogue every conversation between representatives of Coleman, TRC and other parties. Information about Coleman was provided by Coleman, and TRC does not take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which TRC or its representatives did not participate.

The TRC Board regularly reviews and evaluates TRC’s strategic plan, objectives, and alternatives. Most recently in February 2010, the TRC Board reviewed, evaluated, and approved an updated strategic plan that called for TRC to continue operating as an independent company. TRC was pursuing this plan when Coleman contacted TRC to express its interest in acquiring TRC in late 2010. After discussions and negotiations, this expression of interest led to the signing of the Merger Agreement and the Offer.

Coleman expressed interest in a transaction with TRC on several prior occasions before these recent discussions. In 2004, Coleman and TRC entered into a confidentiality agreement and Coleman’s management team held meetings with TRC executives with a view to acquiring TRC. Again in 2005, Coleman’s management team met with TRC executives and directors about combining the companies. On each occasion, the meetings did not proceed beyond preliminary discussions.

The recent discussions started with a December 2, 2010 letter from Gary Yetman, Chief Executive Officer of Coleman, to Owen Farren, Chairman of the TRC Board and Chief Executive Officer of TRC, expressing Coleman’s interest in acquiring TRC at a price of between $5.00 and $5.50 per Share. This expression of interest (and subsequent expressions from Coleman described below) was non-binding and subject to due diligence. The letter stated that Coleman had already acquired approximately 4.9% of TRC’s outstanding Shares during 2010, Coleman had sufficient cash and financing capacity under its credit facility to complete the acquisition, and Coleman’s board of directors was supportive of the deal. On December 7, 2010, Mr. Farren received a follow-up message from Mr. Yetman via email offering to arrange a mutually agreeable time to discuss the indication of interest set forth in the December 2, 2010 letter.

On December 8, 2010, the TRC Board met to consider Coleman’s initial expression of interest. At the meeting, a representative of Hill, Ward & Henderson, P.A., TRC’s counsel (“Hill Ward Henderson”), reviewed with the TRC Board its fiduciary duties with respect to any potential sale transaction. The TRC Board authorized Patrick Murphy, a director of TRC, to call Mr. Yetman to inform him that the TRC Board would consider Coleman’s indication of interest and respond in the first part of January 2011. The TRC Board asked TRC’s management to compile information for its use in evaluating Coleman’s indication of interest, consulting with TRC’s financial advisor, Hyde Park Capital Advisors, LLC (“Hyde Park Capital”). The TRC Board also asked Hill Ward Henderson to advise it at a future meeting regarding the feasibility and desirability of adopting a shareholder rights plan because of concerns regarding TRC’s vulnerability to a hostile takeover by an outside party.

On December 21, 2010, the TRC Board met again and, following a discussion that included a review of financial information and TRC’s plans and prospects, elected to inform Coleman that it was not interested in pursuing discussions and that TRC was committed to pursuing its strategic plan as an independent company. On January 4, 2011, Mr. Murphy informed Mr. Yetman that the TRC Board determined that it did not wish to further discuss Coleman’s proposal. Mr. Murphy confirmed this response in a letter to Mr. Yetman, which indicated that TRC was pursuing “a long-term strategic plan to achieve sustainable long-term growth and increase shareholder value” and “is not interested in discussing your proposal at this time.”

On January 5, 2011, Mr. Yetman sent a letter to Mr. Murphy expressing disappointment with the response, asking the TRC Board to reconsider Coleman’s proposal to work collaboratively on a potential merger and suggesting that in the absence of such “collaborative” discussions, Coleman would “proceed with a merger on our own based solely on publicly available information and our familiarity with the business as outlined in our letter dated December 2, 2010.”

On January 10, 2011, the TRC Board authorized Hill Ward Henderson to engage Hyde Park Capital, an investment banking firm, as financial advisor to the TRC Board in connection with its response to Coleman’s expressions of interest.

On January 11, 2011, TRC’s and Coleman’s respective counsel discussed Coleman’s desire to meet with TRC to discuss a friendly combination. Coleman’s counsel, Winston & Strawn LLP (“Winston & Strawn”), stated that Coleman was not willing to wait past January 12, 2011 for a response and left open the possibility that Coleman would commence a tender offer for TRC’s outstanding Shares unless TRC agreed to discussions with Coleman.

On January 14, 2011, Mr. Yetman sent a letter to Mr. Murphy reiterating Coleman’s strong interest in discussing a negotiated transaction with TRC. Coleman increased its proposal to acquire all of the outstanding Shares of TRC to $5.50 per Share, the top-end of the price range set forth in its letter of December 2, 2010. In its January 14th letter, Coleman also stated that, if TRC did not inform Coleman by January 18, 2011 that it was willing to enter discussions with Coleman, Coleman intended to “inform your shareholders of our interest in acquiring TRC and launch a tender offer shortly thereafter.”

On January 17, 2011, the TRC Board met and, after consulting with Hill Ward Henderson and Hyde Park Capital, adopted a shareholder rights plan (the “Rights Plan”), effective January 18, 2011. On the next day, TRC issued a press release announcing the adoption of the Rights Plan, TRC’s receipt of the unsolicited indication of interest from Coleman in acquiring TRC at a price of $5.50 per Share in cash, and that the TRC Board would consider the expression of interest consistent with its fiduciary duties. Coleman issued its own press release shortly thereafter, confirming its interest in acquiring TRC and disclosing the number of Shares owned by Coleman.

On January 20, 2011, the TRC Board met for five hours in Tampa, Florida to evaluate Coleman’s expression of interest in light of its strategic plan, with the assistance of members of management, Hill Ward Henderson and Hyde Park Capital. The meeting started with a presentation by management regarding TRC’s outlook and strategic plan, including recent financial results and projections. This presentation was followed by a detailed presentation from Hyde Park Capital regarding TRC’s value, both in a potential acquisition and in operating as an independent company. Each presentation was highly interactive with the TRC Board. At the conclusion of this meeting, the TRC Board asked Hill Ward Henderson to contact Winston & Strawn to arrange a meeting to discuss Coleman’s expression of interest.

On January 21, 2011, Hill Ward Henderson informed Winston & Strawn that TRC would be contacting Coleman to arrange a meeting between the parties. Hill Ward Henderson provided a draft of a mutual non-disclosure agreement and requested that Coleman sign the agreement before the meeting. After discussions, the parties agreed to a preliminary meeting on January 27, 2011 at a neutral site, without execution of a mutual non-disclosure agreement or exchange of confidential information, to be attended by Mr. Farren and Raymond Malpocher, TRC’s Lead Independent Director, for TRC, and Mr. Yetman and Richard Burger, Coleman’s Chief Financial Officer, for Coleman. On January 27, 2011, these representatives met in Memphis, Tennessee and discussed TRC’s outlook and plans as well as Coleman’s interest in an acquisition of TRC.

On January 31, 2011, Mr. Yetman called Mr. Farren to thank him for the meeting on January 27, 2011 and to express Coleman’s desire to proceed with due diligence, which was confirmed in a letter to Mr. Farren on the same day.

On February 1, 2011, Mr. Farren called Mr. Yetman to discuss a follow up meeting in Tampa with members of TRC’s management. Later that day, Mr. Yetman sent Mr. Farren a letter increasing Coleman’s proposed purchase price for TRC to $6.00 per Share. The letter also indicated (i) Coleman’s confidence that it would be able to increase the price it was offering for the Shares if it could conduct due diligence, (ii) that it would seek to maintain the independence and business plan of TRC’s developing power management and storage business led by key members of the current TRC team and (iii) if the TRC Board did not wish to continue discussions with Coleman on a friendly and collaborative basis, Coleman would not continue its efforts to acquire TRC and would issue a press release to that effect.

On February 3, 2011, the TRC Board held a meeting to discuss the status of Coleman’s expression of interest. Mr. Farren and Mr. Malpocher briefed the TRC Board and its advisors as to the recent meetings and conversations with Coleman. The TRC Board discussed Coleman’s expression of interest and asked Mr. Farren to respond to Mr. Yetman, confirming TRC’s interest in engaging in a dialogue with due diligence by Coleman, provided the parties signed an acceptable mutual non-disclosure agreement.

On February 7, 2011, Winston & Strawn provided Hill Ward Henderson with Coleman’s comments to the proposed mutual non-disclosure agreement as well as Coleman’s business due diligence request list. On February 8, 2011, Coleman and TRC executed a mutual non-disclosure agreement, which provided that each party would hold confidential information provided by the other and also provided for Coleman to comply with certain “standstill” provisions limiting Coleman’s ability to engage in certain transactions.

On February 10, 2011, TRC began to furnish due diligence information to Coleman and its representatives. On February 9, 2011 and February 16, 2011, the TRC Board held meetings and was briefed on the status of Coleman’s due diligence review.

On February 14, 2011, TRC announced that Mr. Farren had resigned as Chairman of the TRC Board, Chief Executive Officer and President and that Mr. Malpocher, TRC’s Lead Independent Director, would oversee the management of TRC for the TRC Board. Robert Woltil, TRC’s Vice President – Finance and Chief Financial Officer, was appointed Interim Chief Executive Officer. Mr. Farren’s resignation was for reasons that were unrelated to pending discussions with Coleman.

On February 21 and 22, 2011, Mr. Yetman, together with representatives of Coleman’s management and Coleman’s financial advisor, William Blair & Company, LLC (“William Blair”), met in Safety Harbor, Florida with Mr. Malpocher and Mr. Woltil, together with representatives of TRC’s management and Hyde Park Capital. During these meetings, each of Coleman and TRC made presentations to the combined group regarding their respective businesses, products, customers, and strategic plans. After this meeting, the Coleman representatives were given a tour of TRC’s facilities.

On February 23, 2011, the TRC Board met to discuss the Coleman visit and its strategy going forward. Mr. Malpocher and Mr. Woltil gave a briefing regarding the meetings recently held with Coleman. The TRC Board discussed an appropriate value for TRC. Hyde Park Capital again reviewed certain financial information with the TRC Board, noting that this financial information was adjusted for updated projected 2011 year-end results furnished by TRC’s management. The TRC Board discussed potential synergies offered by a combination with Coleman, including its gains from use of TRC’s Honduras facility.

The TRC Board also discussed the potential use of a “go-shop” process to market TRC after execution of a merger agreement with Coleman. Hill Ward Henderson again reviewed the legal duties and standards applicable to decisions and actions being considered by the TRC Board. Hill Ward Henderson discussed these duties in light of a proposed go-shop process and the advantages and disadvantages of engaging in a pre-signing market check through a pre-signing auction process compared to a post-signing go-shop process. The TRC Board concluded that a pre-signing auction process would not be advisable given TRC’s desire to continue operating as an independent company in the absence of an acceptable deal with Coleman. Rather, the TRC Board determined that a signed fully-financed transaction with Coleman, along with a go-shop process combined with satisfactory termination fees, was most likely to produce the most favorable transaction for TRC’s shareholders. In this context, the TRC Board also considered the risks posed by engaging in a pre-signing market check, including market communication risk and the possibility that Coleman would withdraw its proposal, as well as the management distractions and risks of disruption to TRC’s relationships with employees, customers, and others while this process continued.

The TRC Board discussed a possible purchase price of $10 per Share as offering “compelling strategic value” that would be acceptable. The TRC Board asked Hyde Park Capital to convey this suggested purchase price to William Blair, and that any proposed transaction be structured to include a go-shop process to follow signing of a merger agreement.

On February 24, 2011, Hyde Park Capital had a conference call with William Blair in which the bankers recapped the meetings in Tampa. Hyde Park Capital conveyed the TRC Board’s request of a $10 per Share purchase price. William Blair strongly resisted aspects of the suggested valuation that relied on an assumption of strong growth projections in TRC’s “out” years, and noted the substantial premium already being offered over TRC’s historical trading price before the announcement of Coleman’s expression of interest. William Blair indicated that Coleman would submit a revised bid in response.

On March 1, 2011, William Blair forwarded a letter to Hyde Park Capital, addressed from Mr. Yetman to Mr. Woltil, which increased the amount reflected in Coleman’s expression of interest to $6.75 per Share, again subject to due diligence. The letter also suggested a 30-day go-shop process to follow execution of a merger agreement and a breakup fee payable to Coleman equal to 5% of the total purchase price plus Coleman’s expenses.

In a series of three meetings from March 2 to March 7, 2011, the TRC Board evaluated Coleman’s most recent expression of interest and formulated its response. The TRC Board’s evaluation included a review of TRC management’s revised financial model that reflected risks of TRC not achieving strong growth projections in its “out” years. The TRC Board authorized Hyde Park Capital to respond with a proposed purchase price per Share of $7.70, a go-shop period of 60 days and a breakup fee equal to 1.5% of the total purchase price, excluding Coleman’s expenses.

On March 7, 2011, Hyde Park Capital sent an email message to William Blair transmitting this revised proposal from TRC and a draft of a merger agreement prepared by Hill Ward Henderson.

On March 8, 2011, William Blair contacted Hyde Park Capital and stated that Coleman was remaining firm at $6.75 per Share. William Blair stated that Coleman would agree to a 40-day go-shop period and a breakup fee equal to 3.5% of the total purchase price, with each party bearing its own expenses. William Blair offered TRC 48 hours to respond to this proposal.

On March 11, 2011, Mr. Yetman contacted Mr. Malpocher by telephone and they agreed on a proposed purchase price of $7.20 per Share. Mr. Yetman proposed a breakup fee equal to 3% of the total purchase price, excluding Coleman’s expenses. He also proposed that the length of the go-shop period be resolved in a further conversation that included the attorneys for Coleman and TRC. Mr. Malpocher said he would discuss Coleman’s proposal with the TRC Board and likely respond to Mr. Yetman on March 14, 2011.

On March 12, 2011, the TRC Board held a meeting and received an update from Mr. Malpocher as to Coleman’s revised proposal. The TRC Board authorized proceeding with negotiations at the proposed $7.20 per Share purchase price, provided that a satisfactory go-shop process and breakup fee could be negotiated.

On March 14, 2011, Messrs. Malpocher, Woltil, and Yetman and the companies’ respective counsel discussed terms of the Merger Agreement, and tentatively agreed that the go-shop period would extend for 45 days, Coleman’s tender offer would start 15 days after the Merger Agreement was signed, and the breakup fee would be equal to 2.5% of the total purchase price, excluding Coleman’s expenses. These terms were confirmed in a March 15, 2011 email message from Hill Ward Henderson to Winston & Strawn. The message also confirmed TRC’s expectation that Coleman would accept the framework for the deal outlined in the draft Merger Agreement furnished to Winston & Strawn, subject to changing the deal structure from a merger to a two-step transaction consisting of a tender offer for all of TRC’s outstanding Shares, to be followed by a merger.

On March 16, 2011, Hill Ward Henderson sent Winston & Strawn an email message indicating that in anticipation of the go-shop process contemplated by the Merger Agreement, TRC had initiated a preliminary solicitation process to contact third parties that might be interested in a transaction with TRC. At that time, Hyde Park Capital had initiated contact with approximately 64 parties.

Also on March 16, 2011, the TRC Board engaged Houlihan Lokey Financial Advisors, Inc. (“Houlihan Lokey”) to render to the TRC Board an opinion as to the fairness, from a financial point of view, of the consideration to be received in the transaction by holders of Common Stock (other than Coleman and its affiliates).

During the period from March 18, 2011 through March 24, 2011, Coleman representatives reviewed materials in a physical data room at TRC’s headquarters in Clearwater, Florida and engaged in business and legal due diligence discussions both in person and by telephone with representatives of TRC. Coleman and its advisors sent a number of requests for additional due diligence information to TRC representatives, to which TRC responded.

On March 18, 2011, representatives of Winston & Strawn provided a revised draft of the Merger Agreement to TRC and Hill Ward Henderson, contemplating a transaction structured as a tender offer followed by a merger and reflecting the terms previously agreed upon by the parties.

On March 21 and 22, 2011, Mr. Yetman and several representatives of Coleman traveled to Honduras to tour TRC’s facility and meet with additional TRC representatives.

On March 22, 2011, Hill Ward Henderson delivered a revised draft of the Merger Agreement to Coleman and Winston & Strawn. On March 23, 2011, Winston & Strawn and Hill Ward Henderson held a telephone conference to negotiate terms of the Merger Agreement. Hill Ward Henderson began revising the Merger Agreement to reflect resolution of several negotiated issues and another call was scheduled for March 24, 2011 to address still unresolved matters. Following negotiations on March 24, 2011, Hill Ward Henderson delivered a revised draft of the Merger Agreement to Coleman and Winston & Strawn.

On the morning of March 25, 2011, the Coleman board of directors met to evaluate the transaction and unanimously approved the Merger Agreement, the Offer and the Merger and authorized management to offer $7.20 per Share and execute and deliver the Merger Agreement.

On March 25, 2011, Winston & Strawn delivered a revised draft of the Merger Agreement to TRC and Hill Ward Henderson that included a small number of remaining open points. Negotiations between Winston & Strawn and Hill Ward Henderson continued throughout the day on March 26, 2011. On March 26, 2011, Hill

Ward Henderson delivered disclosure schedules referenced in the Merger Agreement and negotiations related to the Merger Agreement and the disclosure schedules continued through March 27, 2011.

On March 27, 2011, Winston & Strawn contacted Hill Ward Henderson with a request on Coleman’s behalf that TRC ask Hosea II, LLC, an entity controlled by Roger Boatman, an employee of TRC and the beneficial owner of approximately 10% of TRC’s outstanding Shares, to sign a tender and support agreement which would require Hosea, II, LLC to tender its Shares in the Offer and otherwise support the transactions contemplated by the Merger Agreement (the “Shareholder Tender Agreement”). Mr. Boatman agreed to execute the Shareholder Tender Agreement on behalf of Hosea II, LLC, in connection with the execution of the Merger Agreement.

On the evening of March 27, 2011, the TRC Board met to evaluate the transaction. Also at the meeting were representatives of TRC’s management, Hill Ward Henderson, Hyde Park Capital and Houlihan Lokey. Hill Ward Henderson reviewed with the TRC Board its fiduciary duties in the context of the transaction being considered and also reviewed material terms of the Merger Agreement. Also at this meeting, Houlihan Lokey reviewed with the TRC Board its financial analysis of the $7.20 per Share consideration and rendered to the TRC Board an oral opinion, confirmed by delivery of a written opinion dated March 27, 2011, to the effect that, as of that date and based on and subject to the procedures followed, assumptions made, qualifications and limitations in the review undertaken and other matters considered by Houlihan Lokey in the preparation of its opinion, the $7.20 per Share consideration to be received by holders of Common Stock (other than Coleman, Purchaser, and their respective affiliates) in the Offer and the Merger, taken together, was fair, from a financial point of view, to those holders. Hyde Park Capital confirmed its agreement with this conclusion. Following discussion, the TRC Board unanimously approved the Merger Agreement, the Offer, and the Merger and authorized management to execute and deliver the Merger Agreement. The TRC Board also authorized amending the Rights Plan to exempt the Merger Agreement and the transactions contemplated by it from the Rights Plan.

On March 28, 2011, following execution of the amendment to the Rights Agreement by TRC and the Rights Agent, Coleman, the Purchaser and TRC executed and delivered the Merger Agreement. Also, Mr. Boatman signed the Shareholder Tender Agreement on behalf of Hosea II, LLC. On the afternoon of March 28, 2011, after the close of trading in TRC stock, Coleman and TRC issued a joint press release announcing the transactions.

On April 12, 2011, Coleman commenced the Offer. As of the date of this Schedule, Hyde Park Capital had contacted 72 parties identified as potential purchasers under the Go-Shop, and had signed non-disclosure agreements 11 parties and was in further discussions with eight parties.

Reasons for Recommendation.

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the TRC Board consulted with the TRC’s senior management and legal and financial advisors. In the course of reaching its determination of the fairness of the terms of the Offer and the Merger and its unanimous decision to approve and declare advisable the Merger Agreement and the Transactions, including the Offer and the Merger, and to recommend that TRC’s shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, adopt the Merger Agreement and approve the Merger, the TRC Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the TRC Board believed supported its determination and recommendation:

1. Per Share Amount in Relation to Recent Trading Prices. The TRC Board considered the relationship of the Per Share Amount to the recent market prices of the Shares. The Per Share Amount of $7.20 per Share represents an 84.6% premium over the closing price of the Shares on January 14, 2011, the last trading day before TRC announced that it received an expression of interest from Coleman.

2. Strategic Alternatives. The TRC Board considered its belief that the value offered to shareholders in the Offer and the Merger was more favorable to TRC’s shareholders than the potential value that might have resulted to TRC’s shareholders from a broad range of strategic alternatives evaluated over the past several years by the TRC Board, with the assistance of TRC senior management and its advisors, including (i) remaining an independent company and (ii) potential external growth through acquisition, in each case taking into account the potential benefits, risks and uncertainties associated with those other alternatives. The TRC Board also considered the likelihood of another financial or strategic buyer being willing to pursue a transaction with TRC. Although TRC did not actively seek offers from other potential purchasers, the TRC Board noted that (as discussed below) the terms of the Merger Agreement permit the TRC Board to solicit and consider alternative proposals pursuant to the Go-Shop and to terminate the Merger Agreement and enter into an agreement with a third-party to accept a Superior Proposal (as defined in the Merger Agreement).

3. Certainty of Consideration. The TRC Board considered that the form of consideration to be paid to holders of Shares in the Offer and the Merger is cash, which will provide certainty of value and liquidity to TRC’s shareholders compared to stock or other forms of consideration.

4. Likelihood of Completion; Certainty of Payment. The TRC Board considered its belief that the Offer and the Merger will likely be completed, based on, among other factors:

•	The absence of a financing contingency and the financial capability of Coleman to complete the transactions;

•	The absence of any regulatory approvals required for the transactions; and

•	The scope of the other conditions to completion, and the fact that the conditions to the Offer are specific and limited and, in the TRC Board’s judgment, are likely to be satisfied.

5. TRC’s Operating and Financial Condition. The TRC Board considered the current and historical financial condition, results of operations, business and prospects of TRC, as well as TRC’s financial plan and prospects if it were to remain an independent public company, as well as the risks and uncertainties that TRC would face if it were to remain an independent public company, which risks and uncertainties include the risk factors described in TRC’s filings with the SEC. Such risk factors include, but are not limited to:

•	TRC’s possible inability to attain significant growth expectations as an independent company;

•	Disruption and uncertainty caused by the recent resignation of TRC’s former Chief Executive Officer and the process of eventually transitioning to new leadership;

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TRC’s possible loss of contracts with the U.S. military that might not be renewed in the future or losses of revenues if the U.S. government reduces its expenditures in general and on TRC’s products in particular;

•	TRC’s potential inability to successfully integrate its recent acquisitions or those acquisitions not generating anticipated revenues and profits;

•	TRC’s potential inability to successfully develop and market new products that are planned or requested by customers; and

•	The costs of operating as a public company with a relatively small market capitalization.

6. Analyses and Recommendation of Hyde Park Capital. The TRC Board considered the analyses and recommendation of Hyde Park Capital.

7. Opinion of Houlihan Lokey. The TRC Board considered Houlihan Lokey’s opinion and financial presentation, dated March 27, 2011, to the TRC Board with respect to the fairness, from a financial point of view and as of the date of the opinion, of the $7.20 per Share consideration to be received by holders of Common Stock (other than Coleman, Purchaser and their respective affiliates) in the Offer and the Merger, taken together, which opinion was based on and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, as more fully described below under the caption “Opinion of Houlihan Lokey Financial Advisors, Inc.”

8. Terms of the Merger Agreement. The TRC Board considered the fact that the terms of the Merger Agreement were determined through extensive arm’s-length negotiations between TRC, with the assistance of its legal and financial advisors, on the one hand, and Coleman and Purchaser, with the assistance of their legal and financial advisors, on the other hand. Among others, certain provisions of the Merger Agreement considered important by the TRC Board were:

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Tender Offer Structure. The fact that the Merger Agreement provides for a prompt tender offer that consists of cash for all of the Shares to be followed by a second step merger for the same cash consideration, thereby enabling TRC’s shareholders to obtain the benefits of the transaction at the earliest possible time;

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Minimum Tender Condition. The consummation of the Offer being conditioned on the Minimum Tender Condition, which entails the tender in the Offer of at least a majority of the Shares outstanding on a fully-diluted basis at the Expiration Date and which, if satisfied, would demonstrate strong support for the Offer and the Merger by TRC’s shareholders;

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Ability to Solicit a Superior Proposal. The opportunity to conduct, with the assistance of Hyde Park Capital, the Go-Shop for 45 days following the date of the Merger Agreement to solicit a superior alternative transaction for TRC’s shareholders, if available, or confirm the advisability of the Offer and the Merger and, after the end of the Go-Shop Period, continue discussions with prospective purchasers that submit an acquisition proposal that would result in a transaction, if consummated, more favorable to TRC’s shareholders from a financial point of view (such proposal, subject to the certain additional requirements specified in the Merger Agreement, a “Superior Proposal”) or a proposal that is reasonably expected to result in a Superior Proposal after the end of the Go-Shop Period;

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Ability to Respond to Certain Unsolicited Takeover Proposals. The ability of TRC, under certain circumstances specified in the Merger Agreement and prior to completion of the Offer, to furnish information to and engage in discussions or negotiations with a third-party that makes an unsolicited bona fide written proposal for an acquisition transaction; and

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Change in Recommendation; Ability to Accept a Superior Proposal. The TRC Board’s right to withdraw, modify or amend its recommendation, recommend a superior proposal, or terminate the Merger Agreement under certain circumstances, including to accept a Superior Proposal, subject to Purchaser’s right to negotiate in good faith to make adjustments to the terms of the Merger Agreement and TRC’s obligation to pay a termination fee of $1,250,000 in the case of a termination of the Merger Agreement by TRC to accept a Superior Proposal. The TRC Board determined that the termination fee was reasonable and not a fee that would likely deter a third-party from making a Superior Proposal. In addition, the TRC Board recognized that the provisions in the Merger Agreement relating to termination fees were insisted upon by Coleman as a condition to entering into the Merger Agreement.

9. Benefits for Employees and Customers. The TRC Board considered the fact that Coleman’s acquiring TRC would likely offer an attractive opportunity for its employees to work with a company with greater resources, that there were significant opportunities for Coleman to make greater use of TRC’s existing facilities, and that TRC’s customers would benefit from the added products and capabilities offered by the larger and more diverse acquirer.

In the course of its deliberations, the TRC Board considered a variety of risks and other countervailing factors related to entering into the Merger Agreement and consummating the Offer and the Merger, including:

•	the effect of the public announcement of the Merger Agreement, including effects on TRC’s sales, operating results and stock price;

•	the fact that TRC must pay Coleman a termination fee of $1,250,000 if the Merger Agreement is terminated in certain circumstances;

•	the possibility that the termination fee payable by TRC to Coleman might discourage other bidders;

•	the risk that the Offer might not receive the requisite tenders from TRC’s shareholders and therefore might not be consummated;

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the risks and costs to TRC if the transactions do not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

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the restrictions on the conduct of TRC’s business prior to the completion of the transaction, requiring TRC to conduct its business in the ordinary course of business, and to use its commercially reasonable efforts to preserve intact its business organization and its business relationships, subject to specific limitations, which may delay or prevent TRC from undertaking business opportunities that may arise pending completion of the Offer and the Merger;

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the fact that the consummation of the Offer and the Merger might eventually lead to certain executive officers of TRC receiving payments pursuant to the Retention Agreements, if certain events such as the termination of their employment occur after closing, as described in Item 3;

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the nature of the transaction as a cash transaction will prevent shareholders from being able to participate in any future earnings or growth of TRC, or the combined company, and shareholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if TRC engages in future strategic or other transactions or as a result of the improvements to TRC’s operations; and

•	the fact that the all-cash consideration would be a taxable transaction to the holders of Shares that are U.S. persons for U.S. federal income tax purposes.

The foregoing discussion of factors considered by the TRC Board is intended to be a summary, and is not intended to be exhaustive, but does set forth the principal factors considered by the TRC Board. After considering these factors, the TRC Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, substantially outweighed the potential negative factors. The TRC Board collectively reached the conclusion to approve the Merger Agreement and the related transactions, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the TRC Board believed were appropriate. In view of the wide variety of factors considered by the TRC Board in connection with its evaluation of the Merger Agreement and the Transactions, including the Offer and the Merger, and the complexity of these matters, the TRC Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the TRC Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

For the reasons described here, the TRC Board recommends that you accept the Offer, tender your Shares pursuant to the Offer, and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

Opinion of Houlihan Lokey Financial Advisors, Inc.

TRC retained Houlihan Lokey to render an opinion as to the fairness, from a financial point of view and as of the date of the opinion, of the $7.20 per Share consideration to be received by holders of Common Stock (other than Coleman, Purchaser and their respective affiliates) in the Offer and the Merger, taken together. On March 27, 2011, at a meeting of the TRC Board held to evaluate the Offer and the Merger, Houlihan Lokey rendered to the TRC Board an oral opinion, which was confirmed by delivery of a written opinion dated March 27, 2011, to the effect that, as of that date and based on and subject to the procedures followed, assumptions made, qualifications and limitations in the review undertaken and other matters considered by Houlihan Lokey in the preparation of its opinion, the $7.20 per Share consideration to be received by holders of Common Stock (other than Coleman, Purchaser and their respective affiliates) in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders.

Houlihan Lokey’s opinion was furnished for the use and benefit of the TRC Board (in its capacity as such) in connection with its evaluation of the $7.20 per Share consideration, only addressed the fairness, from a financial point of view, of such consideration and did not address any other aspect or implication of the Offer or the Merger. The summary of Houlihan Lokey’s opinion in this document is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex II. Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the TRC Board, any security holder or any other person as to how to act or vote with respect to any matter relating to, or whether to tender Shares in connection with, the Offer or the Merger.

In connection with its opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

•	reviewed a draft, dated March 26, 2011, of the Merger Agreement;

•	reviewed certain publicly available business and financial information relating to TRC that Houlihan Lokey deemed to be relevant;

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reviewed certain information relating to TRC’s historical, current and future operations, financial condition and prospects made available to Houlihan Lokey by TRC, including financial projections (and adjustments thereto) prepared by TRC’s management for the fiscal years ending March 31, 2011 through March 31, 2014 and discussed with TRC’s management its assessments as to the risks and uncertainties associated with achieving the financial results reflected in such financial projections generally and specifically the financial results attributable to Patco Electronics, Inc., which was recently acquired by TRC in March 2010;

•

spoke with certain members of TRC’s management and certain of its representatives and advisors regarding (a) the business, operations, financial condition and prospects of TRC and (b) the Offer and the Merger and related matters;

•	compared the financial and operating performance of TRC with that of other public companies that Houlihan Lokey deemed to be relevant;

•	considered publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

•

reviewed current and historical market prices and trading volume for the Common Stock and current and historical market prices of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, TRC’s management advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections (and adjustments thereto) reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of TRC, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there was no change in TRC’s business, assets, liabilities, financial condition, results of operations, cash flows or prospects since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to Houlihan Lokey’s analyses or opinion and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. In addition, Houlihan Lokey relied upon, without independent verification, the assessments of TRC’s management as to TRC’s existing and future technology, products, services and intellectual property and the validity of, and risks associated with, such technology, products, services and intellectual property.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments referred to in the Merger Agreement will be true and correct, (b) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Offer and the Merger would be satisfied without waiver, and (d) the Offer and the Merger would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications. Houlihan Lokey also relied upon and assumed, without independent verification, that (i) the Offer and the Merger would be consummated in a manner that complied in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Offer and the Merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on TRC, the Offer or the Merger that would be material to Houlihan Lokey’s analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any respect from the draft of the Merger Agreement identified above or as otherwise described to Houlihan Lokey.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance sheet or otherwise) of TRC or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of TRC or any other entity or business. Houlihan Lokey did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which TRC is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which TRC is or may be a party or is or may be subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Offer or the Merger, the securities, assets, businesses or operations of TRC or any other party, or any alternatives to the Offer or the Merger, (b) negotiate the terms of the Offer or the Merger, or (c) advise the TRC Board, TRC or any other party with respect to alternatives to the Offer or the Merger. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey’s attention after the date of its opinion. Houlihan Lokey’s opinion did not purport to address potential developments in the credit, financial or stock markets, including, without limitation, the market for the Common Stock. Houlihan Lokey also did not express any opinion as to the price or range of prices at which the Common Stock would trade at any time.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of TRC, its security holders or any other party to proceed with or effect the Offer or the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Offer or the Merger (other than the $7.20 per Share consideration to the extent expressly specified in Houlihan Lokey’s opinion) or otherwise, (iii) the fairness of any portion or aspect of the Offer or the Merger to the holders of any class of securities, creditors or other constituencies of TRC, or to any other party, except if and only to the extent expressly set forth in the last paragraph of Houlihan Lokey’s opinion, (iv) the relative merits of the Offer or the Merger as compared to any alternative business strategies that might exist for TRC or any other party or the effect of any other transaction in which TRC or any other party might engage, (v) the fairness of any portion or aspect of the Offer or the Merger to any one class or group of TRC’s or any other party’s security holders or other constituents vis-à-vis any other class or group of TRC’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration among or within such classes or groups of security holders or other constituents), (vi) whether or not TRC, its security holders or any other party is receiving or paying reasonably equivalent value in the Offer or the Merger, (vii) the solvency, creditworthiness or fair value of TRC or any other participant in the Offer or the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Offer or the Merger, any class of such persons or any other party, relative to the per Share consideration or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations were or would be obtained from appropriate professional sources. Furthermore, Houlihan Lokey relied, with TRC’s consent, on the assessments by TRC and its advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to TRC, the Offer and the Merger. The issuance of Houlihan Lokey’s opinion was approved by a Houlihan Lokey committee authorized to approve opinions of this nature.

In preparing its opinion to the TRC Board, Houlihan Lokey performed a variety of analyses, including those described below. This summary is not a complete description of Houlihan Lokey’s opinion or the financial analyses performed and factors considered by Houlihan Lokey in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various quantitative and qualitative judgments and determinations as to the most appropriate and relevant financial, comparative and other analytical methods employed and the adaptation and application of those methods to the particular facts and circumstances presented. Therefore, a financial opinion and its underlying analyses are not readily susceptible to summary description. Houlihan Lokey arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies, and factors or focusing on information presented in tabular format, without considering all analyses, methodologies, and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, Houlihan Lokey considered industry performance, general business, economic, market and financial conditions and other matters as they existed on, and could be evaluated as of, the date of Houlihan Lokey’s opinion, many of which are beyond TRC’s control. Accordingly, the information may not reflect current or future market conditions. No company, business or transaction used in the analyses for comparative purposes is identical to TRC or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations, judgments, and assumptions concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. Houlihan Lokey believes that mathematical derivations (such as determining an average or median) of financial data are not by themselves meaningful and should be considered together with judgments and informed assumptions. The assumptions and estimates contained in Houlihan Lokey’s analyses and the reference ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which assets, businesses or securities actually may be sold. Accordingly, the assumptions and estimates used in, and the results derived from, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion and financial analyses provided to the TRC Board in connection with its evaluation of the $7.20 per Share consideration from a financial point of view were only one of many factors considered by the TRC Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the TRC Board or management with respect to the Offer and the Merger or the consideration payable in the Offer and the Merger. Houlihan Lokey was not requested to, and it did not, recommend the specific consideration payable in the Offer and the Merger. The type and amount of consideration payable in the Offer and the Merger was determined through negotiation between TRC and Coleman, and the decision to enter into the Merger Agreement was solely that of the TRC Board.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with Houlihan Lokey’s opinion dated March 27, 2011. The order of analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The financial analyses summarized below include information presented in tabular format. In order to fully understand Houlihan Lokey’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying and the qualifications and evaluations affecting the analyses, could create a misleading or incomplete view of Houlihan Lokey’s financial analyses.

Selected Companies Analysis

Houlihan Lokey reviewed financial and stock market information of TRC and the following five selected publicly held companies with operations in the electrical components and equipment industry, which is the industry in which TRC operates:

•	Espey Manufacturing & Electronics Corp.

•	Littelfuse Inc.

•	Powell Industries, Inc.

•	SL Industries Inc.

•	Ultralife Corp.

Houlihan Lokey reviewed, among other things, enterprise values of the selected companies, calculated as market value, based on reported fully-diluted common shares outstanding and closing stock prices on March 25, 2011, plus debt outstanding, preferred stock, and minority interest, less cash and cash equivalents, as multiples of latest 12 months and, to the extent publicly available, one fiscal year forward and two fiscal years forward (calendarized for TRC’s March 31 fiscal year-end) estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, as adjusted for non-recurring items, if any, referred to as adjusted EBITDA. Houlihan Lokey then applied a range of selected multiples of latest 12 months, one fiscal year forward and two fiscal years forward adjusted EBITDA derived from the selected companies to TRC’s latest 12 months (as of December 31, 2010) and estimated fiscal years ending March 31, 2011 and 2012 adjusted EBITDA. Financial data of TRC were based on TRC’s public filings and internal estimates of TRC’s management. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. This analysis indicated the following implied per Share reference ranges for TRC, as compared to the $7.20 per Share consideration:

	Implied Per Share Reference Range	Per Share Consideration
Adjusted EBITDA:
Latest 12 Months (as of December 31, 2010)	$4.57 - $5.11
Fiscal Year Ending March 31, 2011	$5.48 - $6.16	$7.20
Fiscal Year Ending March 31, 2012	$6.42 - $7.41

Selected Transactions Analysis

Houlihan Lokey reviewed transaction values of the following six selected transactions announced between July 5, 2009 and February 13, 2011 involving companies with operations in the electrical components and equipment industry, which is the industry in which TRC operates:

Acquiror	Target
• Anaren Inc.	• AML Communications Inc.
• Kratos Defense & Security Solutions, Inc.	• Herley Industries, Inc.
• Cooper Safety Ltd.	• Mount Engineering PLC
• Technology Research Corp.	• Patco Electronics, Inc.
• Chemring Group plc	• Hi-Shear Technology Corporation
• D.L. Capital Ltd.	• Lapis Technologies, Inc.

Houlihan Lokey reviewed, among other things, transaction values in the selected transactions, calculated as the purchase price paid for the target company’s equity, plus debt outstanding and preferred stock, less cash and cash equivalents, as multiples of such target companies’ latest 12 months EBITDA. Houlihan Lokey then applied a range of selected multiples of latest 12 months EBITDA derived from the selected transactions to TRC’s latest 12 months (as of December 31, 2010) adjusted EBITDA. Financial data of TRC were based on TRC’s public filings. Financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. This analysis indicated the following implied per Share reference range for TRC, as compared to the $7.20 per Share consideration:

Implied Per Share Reference Range	Per Share Consideration
$4.84 - $5.37	$7.20

Discounted Cash Flow Analysis

Houlihan Lokey performed a discounted cash flow analysis of TRC by calculating the estimated net present value of the unlevered, after-tax free cash flows that TRC was forecasted to generate through the fiscal year ending March 31, 2014 based on internal estimates on TRC’s management. Houlihan Lokey calculated terminal values for TRC by applying a range of perpetuity growth rates of 2.5% to 3.5% to TRC’s fiscal year 2014 estimated unlevered free cash flow. Present values (as of March 25, 2011) of the cash flows and terminal values were then calculated using discount rates ranging from 14.0% to 18.0%. This analysis indicated the following implied per Share reference range for TRC, as compared to the $7.20 per Share consideration:

Implied Per Share Reference Range	Per Share Consideration
$7.02 - $9.64	$7.20

Premiums Paid Analysis

Houlihan Lokey reviewed implied premiums paid in the selected transactions referred to above under “Selected Transactions Analysis” involving publicly held target companies relative to the historical closing stock prices of such target companies one trading day, five trading days and one month prior to public announcement of the relevant transaction. Houlihan Lokey then compared these implied premiums paid in the selected transactions with the implied premiums paid in the Offer and the Merger relative to TRC’s historical closing stock prices on corresponding trading days prior to March 27, 2011 based on the $7.20 per Share consideration. This analysis indicated the following high, mean, median and low implied premiums paid in the selected transactions, as compared to corresponding implied premiums paid in the Offer and the Merger:

	Implied Premiums Paid in Selected Transactions				Implied Premiums Paid in the Offer and the Merger Based on $7.20 Per Share Consideration
Closing Stock Price:	High	Median	Mean	Low
One Trading Day	61.5%	53.6%	43.6%	15.7%	84.6%
Five Trading Day	90.2%	55.8%	53.9%	15.6%	88.6%
One Month	86.2%	52.5%	50.1%	11.6%	90.7%

Miscellaneous

In the ordinary course of business, certain of Houlihan Lokey’s affiliates, as well as investment funds in which such affiliates may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, TRC, Coleman or any other party that may be involved in the Offer or the Merger and their respective affiliates or any currency or commodity that may be involved in the Offer or the Merger.

Houlihan Lokey and certain of its affiliates in the future may provide investment banking, financial advisory and other financial services to TRC, Coleman, other participants in the Offer or the Merger or certain of their respective affiliates, for which Houlihan Lokey and such affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, TRC, Coleman, other participants in the Offer and the Merger and/or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates received and may receive compensation. For a description of the terms of Houlihan Lokey’s engagement, see the discussion under Item 5.

Intent to Tender

To TRC’s knowledge, after making reasonable inquiry, all of TRC’s executive officers, directors and affiliates currently intend to tender or cause to be tendered, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than Shares for which such holder does not have discretionary authority or holds in a fiduciary or representative capacity). The summary of the Shareholder Tender Agreement contained in Item 3 above is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Shareholder Tender Agreement, which is filed as Exhibit (e)(2) to this Statement, and is incorporated herein by reference.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Pursuant to two engagement letters dated January 10, 2011, and February 16, 2011, with TRC, Hyde Park Capital was formally retained to provide financial advisory services in connection with any transaction or series of transactions involving a sale of TRC, and TRC agreed to pay fees for its services in connection with any such transaction.

Under the terms of the January 10, 2011 engagement letter, Hyde Park Capital was engaged by Hill Ward Henderson in its capacity as counsel to the TRC Board, to provide the TRC Board with a valuation of TRC and any other financial advice needed to facilitate the TRC Board’s evaluation of potential transaction opportunities that might arise from time to time. TRC paid Hyde Park Capital a cash retainer fee of $35,000 on execution of this agreement, which will be credited against the fee payable upon the consummation of the Offer and the Merger that is described below.

Under the terms of the February 16, 2011 engagement letter, Hyde Park Capital has acted as financial advisor to TRC in connection with the Offer and the Merger and will receive from TRC a cash fee that is contingent on the consummation of the Offer and the Merger equal to (i) 2.5% of the aggregate consideration received by TRC’s shareholders in the Offer and the Merger, up to $40 million, and (ii) 3.5% of the aggregate consideration received by TRC’s shareholders in the Offer and the Merger, above $40 million. This cash fee is expected to be approximately $1,400,000, less retainer amounts. Hyde Park Capital has also received or is entitled to receive (i) a cash retainer fee from TRC of $25,000 upon the execution of the engagement letter and (ii) a monthly cash retainer fee of $25,000 payable on the 15th day of each month during the term of the agreement, which will be also credited against the fee payable upon the consummation of the Offer and the Merger. Hyde Park Capital would have been entitled to receive a cash fee of $100,000 if it provided a fairness opinion, but this fee will not be payable. Whether or not the Offer or the Merger is consummated, TRC agreed to pay the reasonable out-of-pocket expenses of Hyde Park Capital not to exceed $10,000 in the aggregate without TRC’s prior authorization, and to indemnify Hyde Park Capital and related parties against liabilities of any kind, relating to, or arising out of, its engagement.

In the past, Hyde Park Capital has provided services to TRC unrelated to the Offer and the Merger, in connection with an acquisition transaction.

Houlihan Lokey was engaged to render an opinion to the TRC Board in connection with the Offer and the Merger and was entitled to receive an aggregate fee of $200,000 in connection with the delivery of its opinion, which fee was not contingent upon the successful consummation of the Offer or the Merger or the conclusion contained in its opinion. TRC also has agreed to reimburse certain of Houlihan Lokey’s expenses and to indemnify it and related parties for certain liabilities arising out of Houlihan Lokey’s engagement.

Neither TRC nor any other person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to TRC’s shareholders on its behalf in connection with the Offer, the Merger, or the other Transactions.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by TRC or, to TRC’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement, except with respect to the Shareholder Tender Agreement and the Top-Up Option.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Statement, including with respect to any negotiations that may be ongoing in respect of the Go-Shop, all of which are at the preliminary stages, no negotiations are being undertaken or are underway by TRC in response to the Offer which relate to a tender offer or other acquisition of TRC’s securities by TRC, any subsidiary of TRC or any other person.

(b) Except as set forth in this Statement, including with respect to any negotiations that may be ongoing in respect of the Go-Shop, all of which are at the preliminary stages, no negotiations are being undertaken or are underway by TRC in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving TRC or any subsidiary of TRC, (ii) any purchase, sale or transfer of a material amount of assets of TRC or any subsidiary of TRC, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of TRC.

(c) Except as set forth in this Statement or executed mutual non-disclosure agreements entered with third parties in connection with the Go-Shop, there are no transactions, TRC Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Section 14(f) Information Statement

The Information Statement is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the TRC Board, other than at a meeting of TRC’s shareholders as described in Item 3. The Information Statement is attached hereto as Annex I.

Shareholder Approval

The FBCA provides generally that, if a parent corporation owns at least 80% of the outstanding shares of each class of a subsidiary corporation, the parent corporation may merge into the subsidiary corporation by a plan of merger adopted by the board of directors of the parent corporation and the appropriate filings with the Florida Department of State, without the approval of the shareholders of the subsidiary corporation. In accordance with the FBCA, if Purchaser acquires at least 80% of TRC’s outstanding Shares, Purchaser will be able to effect the Merger without a vote of the shareholders of TRC. If Purchaser acquires, pursuant to the Offer or otherwise, less than 80% of TRC’s outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the FBCA to effect the Merger. If the Minimum Tender Condition is satisfied and Purchaser accepts shares for payment pursuant to the Offer, the shareholder approval required to consummate the Merger will be assured.

Top-Up Option

Pursuant to the terms of the Merger Agreement, TRC granted to Purchaser an irrevocable option (the “Top-Up Option”) exercisable only once in whole but not in part upon the terms and subject to the conditions set forth in the Merger Agreement, to purchase, at a price equal to the Per Share Amount, the lowest number of Shares (the “Top-Up Option Shares”) that, when added to the number of Shares collectively owned, directly or indirectly, by Coleman, Purchaser or their affiliates at the time of such exercise, constitutes one Share more than 80% of the total Shares then outstanding on a fully diluted basis (assuming the issuance of the Top-Up Option Shares and the exercise of options that are vested or may vest prior to September 23, 2011 (the “Merger Outside Date”)). The Top-Up Option will not be exercisable if the Minimum Tender Condition has not been satisfied and will terminate on the Expiration Date if the Minimum Tender Condition has not been satisfied as of such date.

The Top-Up Option is not exercisable for a number of Shares in excess of the number of authorized Shares available for issuance (giving effect to Shares reserved for issuance under options then outstanding under TRC’s equity plans as if such Shares were outstanding).

The aggregate purchase price for the Top-Up Option Shares may be paid by Purchaser, at its election, either in cash or by executing and delivering to TRC a promissory note, or any combination thereof. Any promissory note delivered to TRC for the Top-Up Option Shares will be due on the first anniversary of the execution and delivery of the promissory note, will bear interest at the applicable federal rate determined for U.S. income tax purposes, will be full recourse to Coleman, and may be prepaid without premium or penalty.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect the Merger without a meeting of the TRC shareholders pursuant to applicable Florida law at a time when the approval of the Merger at a meeting of the TRC shareholders would otherwise be assured because of Coleman’s and Purchaser’s collective ownership of a majority of the Shares following completion of the Offer.

This summary of the Top-Up Option is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Provisions of the Florida Business Corporation Act

Affiliated Transactions Statute

Because TRC is incorporated under the laws of the State of Florida, TRC is subject to Section 607.0901 (the “Affiliated Transactions Statute”) of the FBCA. The Affiliated Transactions Statute generally prohibits a Florida corporation from engaging in an “affiliated transaction” with an “interested shareholder,” unless (i) the affiliated transaction is approved by a majority of the disinterested directors or by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the interested shareholder, (ii) the corporation has not had more than 300 shareholders of record at any time for three years prior to the public announcement relating to the affiliated transaction or the corporation complies with certain statutory fair price provisions or (iii) the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares of the corporation (exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors).

Subject to certain exceptions, under the FBCA an “interested shareholder” is a person who beneficially owns more than 10% of the corporation’s outstanding voting shares, exclusive of the corporation or its subsidiaries. In general terms, an “affiliated transaction” includes: (i) any merger or consolidation with an interested shareholder, (ii) the transfer to any interested shareholder of corporate assets with a fair market value equal to 5% or more of the corporation’s consolidated assets or outstanding shares or representing 5% or more of the corporation’s earning power or net income, (iii) the issuance or transfer to any interested shareholder of shares with a fair market value equal to 5% or more of the aggregate fair market value of all outstanding shares of the corporation, (iv) the liquidation or dissolution of the corporation if proposed by any interested shareholder, (v) any reclassification of securities or corporate reorganization that will have the effect of increasing by more than 5% the percentage of the corporation’s outstanding voting shares beneficially owned by any interested shareholder, and (vi) any receipt by the interested shareholder of the benefit of any loans, advances, guaranties, pledges or other financial assistance or any tax credits or other tax advantages provided by or through the corporation.

On March 27, 2011, TRC’s disinterested directors unanimously approved the Merger Agreement and each of the Transactions, including the Offer and the Merger, rendering inapplicable to the Merger Agreement, the execution thereof and the Transactions, including the Offer and the Merger, the Affiliated Transactions Statute.

Control Share Acquisition Statute.

TRC is also subject to Section 607.0902 (the “Control Share Acquisition Statute”) of the FBCA. The Control Share Acquisition Statute provides that shares of publicly-held Florida corporations that are acquired in a “control share acquisition” generally will have no voting rights unless such rights are conferred on those shares by the vote of the holders of a majority of all the outstanding shares other than interested shares. A control share acquisition is defined, with certain exceptions, as the acquisition of the ownership of voting shares which would cause the acquiror to have voting power within the following ranges or to move upward from one range into another: (i) one-fifth, but less than one-third, (ii) one-third, but less than a majority, or (iii) a majority or more of such votes.

The Control Share Acquisition Statute does not apply to an acquisition of shares of a publicly-held Florida corporation (i) pursuant to a merger or share exchange effected in compliance with the FBCA if the publicly-held

Florida corporation is a party to the merger or share exchange agreement, or (ii) if such acquisition has been approved by the corporation’s board of directors before the acquisition.

Because the Control Share Acquisition Statute specifically exempts: (i) an acquisition of shares of a publicly-held Florida corporation which has been approved by the board of directors of the such corporation before the acquisition, and (ii) a merger effected in compliance with the FBCA if the publicly-held Florida corporation is a party to the merger agreement, the provisions of the Control Share Acquisition Statute are not applicable to the Offer or to the Merger.

The foregoing discussion is not a complete statement of the FBCA and is qualified in its entirety by reference to the FBCA.

Amendment to Rights Agreement

On March 28, 2011, TRC entered into an Amendment to Rights Agreement (the “Amendment”) with the Rights Agent. The Amendment was entered into in order to ensure that the Merger Agreement, the Offer, the Merger or the consummation of any other transaction contemplated by the Merger Agreement do not trigger the distribution and/or exercise of the Rights (as defined in the Rights Agreement). The Amendment provides that, among other things: (i) no Person (as defined in the Rights Agreement) will be or become an Acquiring Person (as defined in the Rights Agreement) as a result of, among other things, the execution, delivery or public announcement of the Merger Agreement, the Offer, the Merger or the other Transactions, (ii) no Stock Acquisition Date (as defined in the Rights Agreement) or Distribution Date (as defined in the Rights Agreement) will occur as a result of, among other things, the execution, delivery or public announcement of the Merger Agreement, the Offer, the Merger or the other Transactions, and (iii) the Rights will expire immediately prior to the Effective Time.

Financial Forecasts

TRC does not as a matter of course publicly disclose long-term forecasts or projections as to future performance, earnings or other results beyond the current fiscal year. TRC’s management provided certain unaudited forecasts (the “Financial Forecasts”) regarding TRC’s possible future operations to Purchaser and Coleman in connection with their diligence review of TRC and to the TRC Board in connection with its review of the Offer and the Merger. TRC’s management also provided the Financial Forecasts to Hyde Park Capital and Houlihan Lokey for use in their respective financial analysis and in connection with the preparation by Houlihan Lokey of its opinion to the TRC Board.

The Financial Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither TRC’s independent auditors, nor any other independent public accounting firm have compiled, examined, or performed any procedures with respect to the prospective financial information contained in the Financial Forecasts nor have they expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy. The inclusion of the Financial Forecasts herein will not be deemed an admission or representation by TRC that they are viewed by TRC as material information of TRC. The Financial Forecasts should not be regarded as an indication that TRC, or any of its affiliates or representatives, considered, or now considers, them to be necessarily predictive of actual future results.

The Financial Forecasts were based on information prepared by TRC using a variety of assumptions and estimates. The assumptions and estimates underlying the Financial Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, all of which are difficult to predict and many of which are beyond TRC’s control, including those set forth in TRC’s Annual Report on Form 10-K for the year ended March 31, 2010, filed with the SEC. The assumptions and estimates used to create the information in the Financial Forecasts involve judgments made with respect to, among other things, general business, economic, regulatory, market and financial conditions, as well as factors specific to TRC, including growth rates, ability to bring new products to market, continued viability of existing products, market share, the extent of private label competition, future pricing, and levels of operating expenses (in particular, legal expenses), all of which are difficult to predict. The Financial Forecasts also reflect assumptions as to certain business decisions that do not reflect any of the effects of the Offer, or any other changes that may in the future affect TRC or its assets, business, operations, properties, policies, corporate structure, capitalization and management. Accordingly, the Financial Forecasts constitute forward-looking information, and there can be no assurance that the assumptions and estimates used to prepare the information used in the Financial Forecasts will prove to be accurate, and actual results may materially differ. The Financial Forecasts cover multiple years and such information by its nature becomes less predictive with each successive year.

The Financial Forecasts include non-GAAP financial measures, including EBITDA. TRC believes that EBITDA provide important information about the operating trends of TRC. TRC uses EBITDA to evaluate performance of its business operations. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with GAAP and may be different from similarly titled measures used by other companies. EBITDA is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with TRC’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate TRC’s results of operations in conjunction with the corresponding GAAP measures.

The Financial Forecasts for the fiscal years ending March 31, 2011 through 2014 are set forth below. All amounts are expressed in thousands of dollars.

	FY 2011	FY 2012	FY 2013	FY 2014
Total Revenue	$37,370	$45,750	$51,850	$58,350
Net Income	$1,890	$4,039	$5,760	$7,936
EBITDA	$5,558	$7,976	$10,442	$13,547

None of TRC or its affiliates or representatives has made or makes any representation to any shareholder regarding the information contained in the Financial Forecasts, and except as may be required by applicable securities laws, TRC does not intend to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the information used in the Financial Forecasts are shown to be in error.

TRC’S SHAREHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE, IF ANY, RELIANCE ON THE FINANCIAL FORECASTS INCLUDED IN THIS STATEMENT.

Forward-Looking Statements

Certain statements made in this Statement and in the materials incorporated by reference herein that reflect management’s expectations regarding future events and economic performance are forward-looking in nature and, accordingly, are subject to risks and uncertainties. Additionally, words such as “would,” “will,” “intend,” and other similar expressions are forward-looking statements. These forward-looking statements include, without limitation, statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; statements regarding the possibility of any termination of the Merger Agreement; projected financial information; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These forward-looking statements are only predictions based on TRC’s current expectations and projections about future events. Some or all of the results anticipated by these forward-looking statements may not occur. Important factors that could cause such results to differ materially from those expressed or implied by these forward-looking statements include, but are not limited to, those risk factors set forth in filings with the SEC, including TRC’s Annual Report on Form 10-K for the year ended March 31, 2010 and quarterly and current reports on Form 10-Q and Form 8-K, and the following: uncertainties as to the timing of the closing of the Offer and Merger; uncertainties as to how many of TRC’s shareholders will tender their Shares in the Offer; the possibility that various closing conditions for the transaction may not be satisfied or may be waived; risks that TRC’s business will have been adversely impacted during the pendency of the Offer; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, suppliers, vendors, purchasing agents and other business partners; risks that shareholder litigation in connection with the Offer and the Merger may result in significant costs of defense, indemnification and liability; and the possibility that competing offers will be made.

These risks are not exhaustive and may not include factors which could adversely impact TRC’s business and financial performance. Moreover, TRC operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for TRC’s management to predict all risk factors, nor can it assess the impact of all factors on TRC’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although TRC believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, performance or achievements. Moreover, neither TRC nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. TRC does not undertake any responsibility to update any of these forward-looking statements to conform its prior statements to actual results or revised expectations. TRC notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended.

Item 9. Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)	Offer to Purchase dated April 12, 2011 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Coleman on April 12, 2011).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Coleman on April 12, 2011).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Coleman on April 12, 2011).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Coleman on April 12, 2011).

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Coleman on April 12, 2011).

(a)(6)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Coleman on April 12, 2011).

(a)(7)	Summary Advertisement, as published in Investor’s Business Daily on April 12, 2011 (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Coleman on April 12, 2011).

(a)(8)	Press Release issued by Coleman and TRC, dated April 12, 2011, announcing the commencement of the Offer (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO filed by Coleman on April 12, 2011).

Exhibit No.	Description

(a)(9)	Letter to Shareholders of TRC dated April 12, 2011.*

(a)(10)	Joint Press Release issued by Coleman and TRC, dated March 28, 2011 (incorporated by reference to the Joint Press Release filed under the cover of Schedule 14D-9C by TRC with the SEC on March 30, 2011).

(a)(11)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 (included as Annex I).

(a)(12)	Opinion of Houlihan Lokey to the TRC Board dated April 12, 2011 (included as Annex II).

(e)(1)	Agreement and Plan of Merger, dated as of March 28, 2011, among Coleman, Purchaser and TRC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by TRC with the SEC on March 28, 2011).

(e)(2)	Tender and Support Agreement, dated as of March 28, 2011, among Coleman, Purchaser, and Hosea II, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by TRC with the SEC on March 28, 2011).

(e)(3)	Mutual Non-Disclosure Agreement, dated as of February 8, 2011, between TRC and Coleman.*

(e)(4)	Form of Indemnification Agreement for directors and officers (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K filed by TRC with the SEC on June 29, 2007).

(e)(5)	Form of Non-Qualified Stock Option Grant under TRC’s 2000 Long Term Incentive Plan (incorporated by reference Exhibit 10.9 to the Annual Report on Form 10-K filed by TRC with the SEC on June 29, 2007).

(e)(6)	Form of Qualified Stock Option Grant under TRC’s 2000 Long Term Incentive Plan (incorporated by reference Exhibit 10.10 to the Annual Report on Form 10-K filed by TRC with the SEC on June 29, 2007).

(e)(7)	Amended and Restated 2000 Long Term Incentive Plan effective August 27, 2008 (incorporated by reference to Exhibit B to the Definitive Proxy Statement filed by TRC with the SEC on July 21, 2008).

(e)(8)	Form of Restricted Stock Agreement - Employee (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by TRC with the SEC on December 19, 2008).

(e)(9)	Form of Nonqualified Stock Option Agreement - Director (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by TRC with the SEC on February 19, 2009).

(e)(10)	Form of Restricted Stock Agreement - Director (incorporated by reference to TRC’s Current Report on Form 8-K filed on February 19, 2009).

(e)(11)	Stock Purchase Agreement, dated as of March 2, 2010, among TRC and Hosea Partners, Ltd., Roger Boatman, as trustee of the Roger M. Boatman Trust, and Melvin R. Hall and Elsa G. Hall, as joint tenants with right of survivorship (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by TRC with the SEC on March 3, 2010).

(e)(12)	Indemnity Escrow Agreement, dated March 31, 2010, between TRC and the selling shareholders of Patco Electronics, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by TRC with the SEC on April 1, 2010).

(e)(13)	Non-Qualified Stock Option Agreement, dated September 1, 2010, between TRC and Robert D. Woltil (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by TRC with the SEC on September 2, 2010).

(e)(14)	Form of Retention Agreement between TRC and certain of its executives (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by TRC with the SEC on February 18, 2011).

Exhibit No.	Description

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.*

Annex II	Opinion of Houlihan Lokey Financial Advisors, Inc. dated March 27, 2011.*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TECHNOLOGY RESEARCH CORPORATION (Registrant)

Dated: April 12, 2011	By:	/s/ Robert D. Woltil
Robert D. Woltil
Chief Financial Officer

Annex I

Information Statement

TECHNOLOGY RESEARCH CORPORATION

5250 140th Avenue North

Clearwater, Florida 33760

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED

IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about April 12, 2011 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.51 per share (the “Common Stock”), of Technology Research Corporation, a Florida corporation ( “TRC”). In this document, references to the “Company,” “we,” “us,” and “our” refer to TRC. Capitalized terms used and not otherwise defined in this Information Statement will have the meanings set forth in the Schedule 14D-9.

The Schedule 14D-9 relates to the tender offer by Clearwater Acquisition I, Inc., a Florida corporation (“Purchaser”) and a wholly owned subsidiary of Coleman Cable, Inc., a Delaware corporation (“Coleman”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”) filed by Coleman and Purchaser with the Securities and Exchange Commission (the “SEC”) on April 12, 2011, pursuant to which Purchaser has offered to purchase all outstanding shares of Common Stock of TRC, and the associated stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, at a price of $7.20 per Share (the “Per Share Amount”), net to the selling shareholder in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to TRC’s Board of Directors (the “TRC Board” or the “Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of March 28, 2011 (as such agreement may be amended from time to time, the “Merger Agreement”), among Coleman, Purchaser and TRC.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action.

Coleman and Purchaser provided the information in this Information Statement concerning Coleman, Purchaser and the Designees (as defined below), and TRC assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Shares are the only type of security entitled to vote at a meeting of the shareholders of TRC. Each Share has one vote. As of April 8, 2011, there were 6,740,473 Shares issued and outstanding.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

The Merger Agreement provides that, upon the time Purchaser accepts for payment and pays for all Shares validly tendered and not withdrawn pursuant to the Offer, Purchaser will be entitled to designate, from time to time, to serve on the TRC Board such number of directors (the “Designees”) as will give Purchaser representation equal to at least that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the TRC Board (giving effect to the directors elected or appointed pursuant to the right of Purchaser described in this paragraph) by (ii) the percentage that (A) the number of Shares owned by Coleman, Purchaser and their affiliates bears to (B) the number of Shares then outstanding. TRC has agreed to take all action requested by Coleman reasonably necessary to cause the Designees to be elected or appointed to the TRC Board, including obtaining resignations of incumbent directors and increasing the size of the TRC Board. The Merger Agreement provides that, in the event the Designees are elected or appointed to the TRC Board, until the Effective Time, Coleman and TRC will use their reasonable best efforts to cause the TRC Board to have at least two directors who were directors on the date of the Merger Agreement and who are “independent directors” within the meaning of the applicable NASDAQ Marketplace Rules (“Continuing Directors”).

The Merger Agreement provides that following the election or appointment of the Designees to the TRC Board pursuant to the terms of the Merger Agreement and until the Effective Time, the affirmative vote of a majority of the Continuing Directors shall be required for TRC to consent: (i) to amend or terminate the Merger Agreement, (ii) to extend the time for the performance of any of the obligations of Coleman or Purchaser, (iii) to waive compliance with any of the agreements of Coleman or Purchaser or conditions contained in the Merger Agreement for the benefit of TRC, (iv) to amend TRC’s articles of incorporation or bylaws, (v) to take any action that would prevent or materially delay the consummation of the Merger or (vi) to make any other determination with respect to any action to be taken or not taken by or on behalf of TRC or the TRC Board relating to the Merger Agreement or the transactions contemplated thereby.

Information with respect to the Designees

Purchaser has informed us that the Designees will be G. Gary Yetman, J. Kurt Hennelly and Richard N. Burger. Each of the Designees has consented to serve as a director of TRC. None of the Designees currently is a director of, or holds any position with, TRC. Coleman has informed us that, to its knowledge, none of the Designees beneficially owns any equity securities, or rights to acquire equity securities of TRC, has a familial relationship with any director or executive officer of TRC or has been involved in any transactions with TRC or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

The following sets forth information with respect to the Designees (including age as of the date hereof, current principal occupation or employment and five year employment history). The business address of each Designee is 1530 Shields Drive, Waukegan, Illinois 60085.

Name	Current Principal Occupation or Employment and Five-Year Employment History
G. Gary Yetman	G. Gary Yetman, age 56, joined Coleman’s predecessor company in 1986 and has served as President and Chief Executive Officer and as a director of Coleman since December 1999. Prior to his current role, Mr. Yetman held various senior management positions with Coleman’s predecessor company and within the electrical industry.

J. Kurt Hennelly	J. Kurt Hennelly, age 47, was named Executive Vice President, Operations of Coleman in January 2008. Previously Mr. Hennelly served in variety of senior level positions within both Coleman’s Consumer Group and Global Sourcing Group since December of 2002, most recently serving as Coleman’s Vice President of Supply Chain. Mr. Hennelly also previously held a variety of management positions in manufacturing, engineering, materials management and quality assurance since joining Coleman’s predecessor company in 1987.

Richard N. Burger	Richard N. Burger, age 60, was named Coleman’s Executive Vice President, Chief Financial Officer, Secretary and Treasurer in December 1999. Mr. Burger joined Coleman’s predecessor company in July 1996 as Chief Financial Officer. Prior to that time, Mr. Burger served in senior level financial, administrative and manufacturing operations positions at Burns Aerospace Corporation, including as its President and Chief Executive Officer.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Our bylaws provide that our Board shall consist of not less than three members and not more than nine members as may be fixed from time to time by action of the Board or of our shareholders. Our Board is currently comprised of five members. Each director is serving a one-year term, expiring on the date of the annual meeting of shareholders in 2011, unless sooner terminated due to resignation, death or other earlier termination.

Certain information with respect to our directors and executive officers was furnished in part by each such person.

Name	Age	First Elected	Position(s) Held with the Company
Raymond V. Malpocher	65	2007	Lead Independent Director; Member of the Compensation Committee and the Nominating and Governance Committee

Name	Age	First Elected	Position(s) Held with the Company
Gerry Chastelet	64	1999	Member of the Compensation Committee and the Nominating and Governance Committee

Paul J. Hoeper	65	2010	Member of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee

Patrick M. Murphy	54	2006	Member of the Audit Committee and the Nominating and Governance Committee

N. John Simmons, Jr.	55	2008	Member of the Audit Committee and the Compensation Committee

Robert D. Woltil	56	2010	Interim Chief Executive Officer, Vice President of Finance, Chief Financial Officer and Secretary

J. Bradley Freeman	47	2008	Vice President of Operations

Douglas B. Tilghman	49	2007	Vice President of Engineering

Raymond V. Malpocher has served as a member of our Board since December 2007 and as our Lead Independent Director since August 2010. Mr. Malpocher served as President and Chief Executive Officer of Telex Communications from 2003 to 2006. From 1998 to 2002, he served as Group President of the Marine/Industrial division of Teleflex Corporation. Mr. Malpocher also held senior executive positions with Danaher Corporation from 1995 to 1998 and Eagle Industries from 1981 to 1995. He is a member of the Board of Directors of Anchor Glass Container Corporation. Mr. Malpocher holds a B.S. in Mechanical Engineering from Rochester Institute of Technology, an M.S. in Applied Math from the University of Rochester, and an M.B.A. from the University of Rochester. We believe Mr. Malpocher’s extensive operational experience, having served in key leadership positions in a number of technology based manufacturing companies, qualifies him to sit on our Board.

Gerry Chastelet has served as a member of our Board since 1999. Mr. Chastelet retired from the technology industry in January 2002. From October 1998 to January 2002, Mr. Chastelet served as Chairman of the Board, Chief Executive Officer, President and a Director of Digital Lightwave, Inc., a leading provider of optical network test and management products. From December 1995 to October 1998, Mr. Chastelet was President, Chief Executive Officer and a Director of Wandel & Goltermann Technologies, Inc., a global supplier of communications test and measurement equipment. Prior to joining Wandel & Goltermann, Mr. Chastelet held senior management positions with Network Systems Corporation, Gandalf Systems Corporation and Paradyne Corporation. During his career, he also spent 15 years with the IBM Corporation in various sales, service, marketing and management positions. Mr. Chastelet has a degree in Electronic Engineering from Devry Institute of Technology and is a graduate of the University of Toronto Executive MBA Program. We believe that Mr. Chastelet’s sales and marketing experience, particularly in technology-based companies, along with his experience as a Chief Executive Officer in publicly-traded companies, makes him well qualified to sit on our Board.

Paul J. Hoeper has served as a member of our Board since June 2010. Mr. Hoeper also currently serves as the Chairman of the Board of Versar Inc. He has been a business consultant since February 2001. From 1998 to 2001 Mr. Hoeper was Assistant Secretary of the Army for Acquisition, Logistics and Technology, a position appointed by the President and confirmed by the Senate. From 1996 to 1998 he served as the Deputy Under Secretary of Defense, International and Commercial Programs, and from 1994 to 1996 he was President of Fortune Financial, a private merchant bank. In the last 17 years Mr. Hoeper has been a consultant to and served on a number of science and technology defense-related, task forces, boards and forums and is the recipient of numerous Defense service awards including the President’s award for contributions to the Association of the U.S. Army in 2000. Mr. Hoeper holds a B.S. in Engineering from Princeton University, and a Masters degree in

Mathematics from Harvard University. We believe that Mr. Hoepers’ technology experience, particularly as it relates to Military and Defense applications along with his financial expertise and his previous board experience makes him well qualified to sit on our Board.

Patrick M. Murphy joined our Board in May 2006. Mr. Murphy served as Senior Vice President, Chief Financial Officer and Treasurer of Paradyne Networks from August 1996 and Secretary from August 2000 until August 2005. He also served as a director and Chief Executive Officer of Paradyne Credit Corp. since July 2001 and as Vice President, Chief Financial Officer and Treasurer from August 1996 to July 2001. From August 1996 to July 1998, he served as Vice President, Treasurer and Chief Financial Officer of GlobeSpan, Inc. From January 1987 to August 1996, he served as Chief Financial Officer of Continental Broadcasting, Ltd., a television and radio broadcast company. Mr. Murphy holds a B.S./B.A. in finance from John Carroll University and is a CPA. Mr. Murphy’s experience as the chief financial officer of a publicly-traded company has provided him with extensive experience with financial reporting rules and regulations in a public company environment and makes him particularly valuable as an “audit committee financial expert” and as a Board member.

N. John Simmons, Jr. joined our Board in May 2008. Mr. Simmons has served as President of Quantum Capital Partners since December 1998. During his tenure with Quantum Capital Partners, Mr. Simmons has served as a key executive officer in several investee companies. In October 2008, Mr. Simmons was appointed Chief Executive Officer of Lifestyle Family Fitness. From July 2005 to November 2007, he served as a Director and Chairman of the Audit Committee for Medquist, Inc. From August 2002 to May 2007, Mr. Simmons was Chairman of the Board of Directors of SRI/Surgical Express, Inc. Mr. Simmons has also served in executive roles with Eckerd Corporation and Checkers Drive-In Restaurants, Inc. and he was formerly an audit partner with KPMG Peat Marwick. Mr. Simmons holds a B.B.A. in Accounting from Loyola University of New Orleans and is a CPA. We believe that Mr. Simmons’ experience in a global accounting firm serving complex public companies including manufacturing and defense contracting clients, as an executive in several large publicly traded companies, with capital markets and investments and his service on other public company boards makes him qualified to sit on our Board.

Robert D. Woltil joined TRC in July 2010 and has been our Vice President of Finance, Chief Financial Officer and Secretary since September 2010, and has served as our Interim Chief Executive Officer since February 2011. From July 2010 until September 2010 he served as our Interim Chief Financial Officer. Prior to that, he was a Partner in SFN Professional Services LLC (Tatum), an executive services firm, from April 2010 until September 2010, as well as from June 2004 until December 2005. He was the Chief Financial Officer of Ultimate Jet Charters, a provider of private aviation services, from January 2008 until February 2010. Previously, he was the Chief Financial Officer of Dresser, Inc., a manufacturer of highly engineered products for the energy industry, from December 2005 until August 2007. From May 2002 until May 2004 he was the Chief Restructuring Officer of Senior Living Properties, LLC, a provider of healthcare services. Earlier in his career he was the Chief Financial Officer for Catalina Marketing Corporation, Sun Healthcare Group and Beverly Enterprises, Inc, all public companies traded on the New York Stock Exchange during his tenure. He also practiced public accounting for seven years, most recently with KPMG, LLP. Mr. Woltil is a Certified Public Accountant, and holds an MBA from the University of Florida.

J. Bradley Freeman joined TRC in April 2008 as our Vice President of Operations and has been an executive officer of TRC since August 2008. Prior to joining TRC, he held the position of Vice President of Operations at R2 Technology, a medical device manufacturer. His responsibilities at R2 included supply chain management, operations, customer service and information technologies. Prior to R2, he worked at Siemens Medical, Ultrasound Division from April 2000 until April 2005, where he held positions as Chief Information Officer and Vice President of Strategic Purchasing. Mr. Freeman holds a BS in Political Science from Florida State University.

Douglas B. Tilghman joined TRC in October 2007 as our Vice President of Engineering and has been an executive officer of TRC since August 2008. With over 22 years of experience in electronics hardware and firmware, he most recently was Director of Engineering at both Laird Technologies (electromagnetic shielding) and S. L. Waber/S. L. Industries (surge protection). Mr. Tilghman also spent 3 years as a full time Professor of Electrical Engineering at Lehigh Carbon Community College and as an Adjunct BSET Coordinator/Professor for Temple University. Prior to this, he spent five years with General Electric and served as a Project Leader and AFCI Program Manager at GE Circuit Breaker division. Mr. Tilghman is a graduate of GE Crotonville’s school for New Managers. He also spent six years with Deltech/Ingersol Rand as a Design Engineer for embedded control systems for large compressed air equipment. Mr. Tilghman holds an AASEE, BSEE, MS-Engineering Management/EE and is pursuing a Ph.D. in Engineering Management.

CORPORATE GOVERNANCE

Board Leadership Structure and the Board’s Role in Risk Oversight

The Board does not have a policy regarding the separation of roles of Chief Executive Officer and Chairman of the Board as the Board believes it is in the best interests of the Company to make a determination based upon the desired implementation of the Company’s strategic objectives. After our former Chairman of the Board and Chief Executive Officer resigned in February 2011, the Board determined that Raymond V. Malpocher, our Lead Independent Director, would take a lead role in overseeing the management of the Company for the Board, chair meetings of the Board and perform other duties previously assigned to the Chairman of the Board.

While management is responsible for the day-to-day management of risks the Company faces, the Board takes an active role, as a whole and also at the committee level, in overseeing the management of the Company’s risks. The Audit Committee is responsible for oversight of risks associated with financial accounting and audits, as well as internal control over financial reporting. The review of strategic and operational risk is reviewed by the full Board. The Board regularly reviews information regarding the Company’s liquidity, key customers and military contracts, implementation of the Company’s strategic objectives and financial reports, as well as risks associated with each, and annually reviews the Company’s risk management program as a whole. In addition, the Compensation Committee periodically reviews the most important risks to the Company to ensure that compensation programs do not encourage excessive risk-taking by our executive officers. The Board also encourages management to promote a corporate culture that incorporates risk management into the Company’s corporate strategy and day-to-day business operations.

Board Meetings and Committees

Our Board and management are committed to responsible corporate governance to ensure that the Company is managed for the long-term benefit of our shareholders. To that end, our Board and management periodically review and update, as appropriate, our corporate governance policies and practices. Our Board and management also regularly evaluate and, when appropriate, revise our corporate governance policies and practices in accordance with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and listing standards issued by the SEC and The Nasdaq Stock Market, Inc. (“Nasdaq”).

The structure of our Board provides strong oversight by the independent directors. During fiscal year 2011, the Board held 21 meetings. During that period, each of the current directors attended or participated in at least 75% of the aggregate of (i) the total number of meetings of the Board and (ii) the total number of meetings held by all committees of the Board on which he served.

Although we do not have a formal policy regarding attendance by members of the Board at our annual meeting of shareholders, directors are encouraged to attend. All of our current directors attended the last annual meeting of shareholders.

Independence of Directors

The Board has adopted standards for director independence, which incorporate the definition of “independent” contained in the Nasdaq listing rules. The Company’s corporate governance policies require that at least a majority of the Board shall be independent in accordance with Nasdaq listing rules and other applicable criteria for independence. Based on the information furnished by the directors, the Board has affirmatively determined that all of the directors currently meet the definition of “independent”. The Board has also determined that each member of its Audit, Compensation, and Nominating and Governance Committees is “independent” within the meaning of the applicable rules and regulations of the SEC and Nasdaq director independence standards, as currently in effect.

The Board held executive sessions at each regular Board meeting presided by our Lead Independent Director, Mr. Malpocher. These executive sessions were attended by the independent directors and such other attendees as they may request. Topics covered have included discussions with outside auditors, corporate strategy, succession planning and management performance.

Lead Independent Director

Our bylaws provide for the selection of a Lead Independent Director in the event that the Chairman of the Board is an executive officer or former executive officer of the Company. Upon appointment, the Lead Independent Director is responsible for coordinating the activities of our independent directors, acting as a liaison between the independent directors and our Chief Executive Officer and performing such other duties as may be assigned by our Board. Mr. Chastelet served as our Lead Independent Director through August 2009, Mr. Simmons served as the Lead Independent Director from August 2009 through August 2010, and Mr. Malpocher has served as the Lead Independent Director since August 2010.

Board Committees

Our Board has established the following standing committees:

Audit Committee. The Audit Committee of the Board (the “Audit Committee”) monitors the integrity of the Company’s financial statements, the independence, qualifications and performance of the independent registered public accounting firm and the effectiveness of the Company’s disclosure controls and procedures and internal controls. It is also responsible for retaining (subject to shareholder ratification), evaluating, and, if appropriate, recommending the termination of the Company’s independent registered public accounting firm. The Audit Committee operates under a charter that was revised and approved by the Board in June 2008 in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The Audit Committee’s charter is available on our website at www.trci.net under corporate governance.

During fiscal year 2011, the Audit Committee held four meetings. Patrick M. Murphy has served as audit committee chairman since May 2007. The Audit Committee is comprised of Patrick M. Murphy (Chairman), N. John Simmons, Jr. (both of whom have been determined by the Board to be “audit committee financial experts,” as defined in Nasdaq Rule 4350 (d)(2)(A)) and Paul J. Hoeper. The Board, in its business judgment, has determined that each member of the Audit Committee is independent under SEC and Nasdaq Rule 4200(a)(15) and listing standards currently in effect.

Compensation Committee. The Compensation Committee of the Board (the “Compensation Committee”) administers our Amended and Restated 2000 Long Term Incentive Plan and other programs relating to salaries and benefits, incentives programs and long-term compensation of our executive officers, reviews and approves executive compensation policies and objectives, makes recommendations to the Board with respect to compensation matters, and carries out the Board’s responsibilities relating to all forms of executive compensation. The Compensation Committee’s charter is available on our website at www.trci.net under corporate governance.

Our Chief Executive Officer sets the compensation of executive officers (other than the Chief Executive Officer), including the recommendation of the granting of stock-based awards, after consulting with and obtaining approval from the Compensation Committee. Non-qualified stock options and other stock-based awards which are granted to the members of the Compensation Committee are approved by the Board. During fiscal year 2011, the Compensation Committee held four meetings. David F. Walker served as Chairman of the Compensation Committee until August 2010, and N. John Simmons, Jr. has served as Chairman of the Compensation Committee since August 2010. Messrs. Gerry Chastelet, Raymond V. Malpocher and Paul J. Hoeper constitute its remaining members. The Board, in its business judgment, has determined that each member of the Compensation Committee is independent under Nasdaq Rule 4200(a)(15) and Nasdaq listing standards currently in effect.

Nominating and Governance Committee. The Nominating and Governance Committee of the Board (the “Nominating and Governance Committee”) assists the Board in identifying individuals qualified to be directors and oversees the Company’s governance structure. The Nominating and Governance Committee’s charter is available on our website at www.trci.net under corporate governance. During fiscal year 2011, the Nominating and Governance Committee held three meetings. Mr. Chastelet served as chair of the Nominating and Governance Committee and Messrs. Malpocher, Hoeper and Murphy constituted its remaining members. The Board, in its business judgment, has determined that each member of the Nominating and Governance Committee is independent under SEC and Nasdaq Rule 4200(a)(15) and listing standards currently in effect.

The Nominating and Governance Committee believes that any nominee that it recommends for a position on our Board must possess high standards of personal and professional integrity, and have demonstrated business judgment and such other characteristics as it deems appropriate to demonstrate that he or she would be effective in serving the best interest of our shareholders. In making its determination, the Nominating and Governance Committee also reviews the current size and composition of our Board, the independence of the Board and its committees, the diversity of its membership with respect to a variety of personal and professional experiences and backgrounds, the number of other boards in which a candidate serves and such other factors as the Nominating and Governance Committee or the Board deems to be significant. The Nominating and Governance Committee also considers recommendations for director nominees from other directors, our executive officers, any shareholder or any other source that it deems appropriate. To evaluate any potential nominee, the Nominating and Governance Committee typically will review and evaluate the qualifications of any proposed director candidate and conduct inquiries into his or her background to the extent that it deems appropriate. During the year ended March 31, 2011, we did not retain the services of a third party search firm to help identify and evaluate potential director candidates.

Diversity is one of many factors that the Nominating and Governance Committee’s charter requires to be considered when evaluating candidates. To assess the effectiveness of the mandate set forth in the Nominating and Governance Committee’s charter, the Nominating and Governance Committee reviews annually with the Board the composition of the Board as a whole and recommends, if necessary, measures to be taken so that the Board reflects the appropriate balance of knowledge, experience, skills, expertise and diversity required for the Board as a whole. We also value experience on other public company boards of directors and board committees. The director biographies set forth in this Information Statement under the heading “Directors and Executive Officers of the Company” indicate each director’s experience, qualifications, attributes and skills that led our Nominating and Corporate Governance Committee and our Board to conclude he should continue to serve as a director of TRC. Our Nominating and Corporate Governance Committee and our Board believe that each of our directors has the individual attributes and characteristics required of each of our directors, and our directors as a group possess the skill sets and specific experience desired of our Board as a whole.

The process for considering an incumbent director for reelection to the Board is that the Nominating and Governance Committee considers the composition of the entire Board, the strengths and contributions of each member of the Board, and the strengths and contributions of the particular director being considered. After discussion among the committee members, the committee decides whether to recommend to the full Board that the director be nominated for reelection.

Director Nominations. Any shareholder that wishes to submit a name of a candidate for our Board for consideration by the Nominating and Governance Committee should do so in writing, addressed to the Nominating and Governance Committee, c/o Secretary, Technology Research Corporation, 5250-140th Avenue North, Clearwater, Florida 33760. The Secretary of the Company will forward all recommendations to the Nominating and Governance Committee. Each recommendation made by a shareholder should include information about the shareholder making the recommendation and include the name and contact information for the candidate, and include information regarding the candidate’s occupation and background, including education and business experience. All proposed director candidates for consideration by the Nominating and Governance Committee will be evaluated in the same manner, regardless of the source of the initial recommendation.

Communications with the Board

Shareholders may communicate with our Board by writing to us c/o Secretary, Technology Research Corporation, 5250 – 140th Avenue North, Clearwater, Florida 33760. If you wish to direct your submission to a member of the Board you may so specify, and we will forward your communication, as appropriate. Individual Board members may occasionally meet or otherwise communicate with our shareholders and other constituencies that are involved with the Company, but it is expected that Board members would do this with the advance knowledge of management and, absent unusual circumstances or as contemplated by Board committee charters, at the request of management.

Risk Management

Our Board bears the responsibility for maintaining oversight over the Company’s exposure to risk. The Board, as a whole, and acting through its committees, regularly discusses our material risk exposures, the potential impact on the Company and the efforts of management it deems appropriate to deal with the risks that are identified. As part of the Board’s general oversight function for risk management, the Audit Committee works with management and the independent auditors to assess the quality and adequacy of the Company’s processes and controls that could affect the Company’s financial statements and financial reporting, including discussing significant financial risk exposure and the steps management has taken to monitor, control and report such exposure. In addition, the Compensation Committee, in connection with the performance of its duties, considers risks associated with the elements of the Company’s compensation programs. Lastly, the Nominating and Governance Committee, with guidance from outside counsel, considers the risks associated with corporate governance. Our Committees generally report to the Board at each regularly scheduled Board meeting.

Code of Conduct and Ethics

The Company has adopted a Code of Conduct (the “Code”) that applies to all of its employees, including its principal executive, financial and accounting officers. A copy of the Code can be found at www.trci.net under corporate governance. Additionally, the Company’s principal executive officer, principal financial officer and principal accounting officer have also adopted a Code of Ethics to supplement the Company Code of Conduct. This supplemental Code of Ethics requires a high standard of ethical conduct. The Company intends to satisfy the disclosure regarding any amendments to or waivers from a provision of such codes that applies to its principal executive, financial and accounting officers by posting such information on its website at the address set forth above.

Compensation Committee Interlocks and Insider Participation

All of the members of the Compensation Committee are independent and no member of the Compensation Committee has served as an officer or employee of the Company. None of the members of our Compensation Committee serves as an executive officer of another entity at which one of our executive officers serves as a member of the Board.

Stock Ownership Guidelines

The Company is committed to aligning the interests of its Board and corporate executives with the interests of shareholders, a key element of appropriate corporate governance. Accordingly, the Board has adopted stock ownership guidelines for members of the Board and corporate executives based on the amount of each individual’s cash salary or retainer, as follows:

Directors (non-employee)	2.0 times annual cash retainer
President and CEO	1.5 times annual base salary
Other corporate executives	1.0 times annual base salary

DIRECTOR COMPENSATION

The following summarizes our standard compensation arrangements for non-employee directors’ service on our Board and its committees. The table below sets forth the remuneration earned during the fiscal year ended March 31, 2011 by each of our non-employee directors:

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Option Awards(1) ($)	All Other Compensation(2) ($)	Total ($)
Gerry Chastelet	56,250	8,357	13,692	700	78,999
Paul J. Hoeper	40,000	3,891	3,550	225	46,666
Raymond V. Malpocher	63,750	8,357	13,692	700	86,499
Patrick M. Murphy	57,500	8,357	13,692	700	80,249
N. John Simmons	53,750	8,357	14,055	700	76,862
David F. Walker(3)	15,750	—	—	200	15,950

(1)	The amounts in this column represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The aggregate grant date fair value for shares of restricted stock was calculated in accordance with FASB ASC Topic 718 by multiplying the number of shares by the closing market price of our common stock on the date of grant. For a more detailed discussion of the assumptions used to determine the valuation of the option awards set forth in this column, please see the discussion of such valuation in Note 9 of the Consolidated Financial Statements in our 2010 Annual Report on Form 10-K, filed with the SEC on June 10, 2010.
(2)	Consists of dividends paid on restricted stock.
(3)	Mr. Walker resigned effective August 5, 2010.

Processes, Procedures and Rationale

The Compensation Committee periodically reviews the appropriateness and competitiveness of the compensation of our non-employee directors. Subject to approval by the Board, the Compensation Committee is responsible for establishing policies that govern non-employee director compensation and for implementing, administering and interpreting non-employee director compensation procedures and policies.

Cash Compensation

For fiscal year 2011, the annual retainer paid to each non-employee director was $30,000, the additional annual retainer paid to the Audit Committee Chairman was $7,500, the additional annual retainer paid to each chairman of other Board committees was $5,000, and the annual retainer paid to the Lead Independent Director was $5,000. In addition, the annual retainer to be paid to each non-employee director was $5,000 for each committee membership.

In addition, each director other than the Lead Independent Director will be entitled to an additional fee of $20,000, payable $10,000 in the fourth quarter of fiscal year 2011 and $10,000 in the first quarter of fiscal year 2012, for his service with respect to the sale process related to the Offer and Merger. The Lead Independent Director will receive an additional $40,000, payable $20,000 in the fourth quarter of fiscal year 2011 and $20,000 in the first quarter of fiscal year 2012, for his service respect to the sale process related to the Offer and Merger. These amounts are payable regardless of whether the Offer and Merger are consummated.

The Company does not pay compensation to any member of the Board who is also a Company employee.

Stock Grants

Stock options and other stock-based awards granted to non-employee directors are awarded under the Amended and Restated 2000 Long Term Incentive Plan. In August 2010, each independent director other than Mr. Hoeper was granted non-qualified options to purchase 10,000 shares and a restricted stock award of 5,000 shares at a fair value of $4.87 per share on the date of the grant (the fiscal year 2011 award), each vesting in equal increments over a three-year period. Mr. Hoeper was granted non-qualified options to purchase 7,500 shares and a restricted stock award of 3,750 shares at a fair value of $4.87 per share on the date of the grant (the fiscal year 2011 award), each vesting in equal increments over a three-year period.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information regarding compensation paid to or earned by the individuals who served as our Chief Executive Officer and certain of our other highly compensated executive officers, whom we refer to as our “named executive officers”. The Company has elected to use the “smaller reporting company” rules issued by the SEC regarding the disclosure of executive compensation. As provided for in the SEC rules, the Company provides executive compensation disclosures for our named executive officers, including a Summary Compensation Table, for the years ended March 31, 2011 and 2010, an Outstanding Equity Awards at Year End Table and certain narrative disclosures as provided for in the SEC rules.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards(1) ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	All Other Compensation(3) ($)	Total ($)
Owen Farren	2011	279,518	4,021	16,742	—	23,824	324,105
Chairman of the Board,	2010	262,000	5,655	105,414	131,000	1,200	505,269
Chief Executive Officer and President(4)

Thomas G. Archbold	2011	33,787	—	—	—	178	33,965
Vice President of Finance, Chief Financial Officer and Secretary(5)	2010	150,000	3,771	8,675	59,500	533	222,479

J. Bradley Freeman	2011	158,000	8,198	26,026	—	588	192,812
Vice President of Operations	2010	145,000	3,771	21,925	56,100	489	227,285

Douglas B. Tilghman	2011	150,000	7,920	22,154	—	972	181,046
Vice President of Engineering	2010	147,000	3,771	23,653	55,860	889	231,173

Raymond B. Wood	2011	92,986	1,802	—	—	58,933	153,721
Senior Vice President and Director of Government Operations(6)	2010	182,500	4,242	23,116	71,175	800	281,833

Robert D. Woltil Vice President of Finance, Chief Financial Officer and Secretary(7)	2011	99,667	—	27,566	—	—	127,233

(1)

The amounts in this column represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The aggregate grant date fair value for shares of restricted stock was calculated in accordance with FASB ASC Topic 718 by multiplying the number of shares by the closing market price of our common stock on the date of grant. For a more detailed discussion of the assumptions used to determine the valuation of the option awards set forth in this column, please see the discussion of such valuation in Note 9 of the Consolidated Financial Statements in our 2010 Annual Report on Form 10-K, filed with the SEC on June 10, 2010.

(2)	Non-Equity Incentive Plan Compensation was earned and accrued as of fiscal year ending March 31, 2010 and was paid in first quarter of fiscal year 2011.
(3)	Includes dividends on restricted stock paid to Messrs. Farren ($924/$800), Archbold ($178/$533), Tilghman ($572/$489), Freeman ($588/$489) and Wood ($200/$400), and for Messrs. Farren, Tilghman, and Wood, $400 of matching contributions made each year by the Company to its 401(k) Plan. In addition, for Mr. Farren, this amount includes $22,500 in severance compensation and, for Mr. Wood, this amount includes $58,333 paid pursuant to Mr. Wood’s consulting agreement with TRC.
(4)	Mr. Farren resigned as our Chairman of the Board, Chief Executive Officer and President effective February 14, 2011.
(5)	Mr. Archbold resigned as our Chief Financial Officer effective June 24, 2010.
(6)	Mr. Wood resigned as our Senior Vice President and Director of Government Operations effective August 5, 2010. Since his resignation, Mr. Wood has served as a consultant to us.
(7)	Mr. Woltil joined TRC in July 2010 and has been our Vice President of Finance, Chief Financial Officer and Secretary since September 2010. Mr. Woltil was appointed as our Interim Chief Executive Officer effective February 14, 2011.

Compensation Philosophy

General. Our executive compensation program is designed to attract and retain a highly qualified and motivated management team, reward individual performance and align the interests of the senior executives directly with those of the shareholders. The ultimate goal of our executive compensation program is to help create shareholder value. “Pay for performance” is the underlying philosophy for our executive compensation program. This program applies to all key management personnel, including our Chief Executive Officer.

Components of Executive Compensation. There are three elements to TRC’s executive compensation program which include base salaries and employee benefits, annual incentive bonuses and long-term equity incentive awards. Our overall philosophy is to provide a total compensation package which incorporates the aggregate of all three components listed above and which is believed to be competitive with comparable companies to attract and retain executives with qualifications and experience to help us succeed. We generally provide base salaries and employee benefits for our executive management team that are lower than the median market compensation levels based on comparisons to a combination of published executive compensation surveys and a peer group analysis of comparable public companies in our industry. We believe that the opportunity for our executive officers to receive target annual incentive bonuses and long-term equity awards in excess of the median for the market allows management to earn total compensation comparable to the companies against which we compete for talent while creating a better alignment between management and shareholder interests. We believe that our executive compensation program is consistent with our “pay for performance” philosophy. Our annual incentive bonus program is further designed to provide incentives to improve performance in key areas, improve profitability and create shareholder value and rewards overachievement in excess of target levels to allow total compensation for our executives to exceed market medians. Our long-term equity incentive awards consist of either stock options or restricted stock grants, and are designed to provide incentives for our executives to participate in the long term growth in value of the Company and to align the interests of executives with our other shareholders.

Base Salaries and Employee Benefits. Our goal is to establish salaries and employee benefits at levels below the median of the base salaries of similarly situated executives at comparable companies. For the Chief Executive Officer and Chief Financial Officer positions, we set salaries by considering published salaries, incentive compensation and stock based awards of chief executive officers and chief financial officers working for similar-sized public companies in similar industries. Consideration for salary increases for all employees, including Company management, is reviewed annually and is based on Company as well as individual performance. Compensation for our Chief Executive Officer is set by the Compensation Committee. Our Chief Executive Officer, with input from the Compensation Committee, undertakes an evaluation of each executive’s contribution to our performance and each executive’s experience, responsibilities and management abilities. Effective April 1, 2011, the Compensation Committee approved increases of approximately 2% in base salaries for all executive officers.

Annual Incentive Bonuses. We administer an annual incentive bonus plan to provide a direct financial incentive for achieving overall Company performance and meeting key operational and strategic goals for the current fiscal year. The Compensation Committee believes that the annual bonus plan promotes the Company’s performance-based compensation philosophy by providing executives with direct financial incentives in the form of annual cash bonuses for achieving and exceeding specific performance goals. Bonus criteria are established, and bonuses ultimately awarded, in a manner intended to reward both overall corporate performance and an individual’s participation in attaining such performance. Our annual incentive bonus is paid in cash, ordinarily in a single installment in the first quarter following the completion of the fiscal year, and is tied to the achieving or exceeding predetermined annual corporate financial and individual performance objectives. The Compensation Committee believes that these objectives may be reasonably attainable. Incentive bonuses for executives during fiscal year 2011 were based on meeting corporate and/or functional financial targets as well as individually established target objectives that were set to assist the Company in meeting its overall strategic and corporate goals. We generally established the fiscal year 2011 target bonus amounts to approximate the prior year bonus targets, with higher additional incentive opportunities if the Company’s fiscal year 2011 financial performance exceeds target levels. No incentive bonuses were paid to executives for fiscal year 2011. However, on March 22, 2011, the Board approved a bonus award payment by the Company to Mr. Woltil of $20,000, payable if and when the Merger is consummated.

Equity Awards. Our Amended and Restated 2000 Long Term Incentive Plan permits grants of incentive stock options, non-qualified options and other equity awards. We believe that equity awards provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interest of our executives and our shareholders.

We have not traditionally granted stock options to our executives in accordance with a set formula or timetable. Stock options and/or grants of restricted stock are awarded periodically under the Amended and Restated 2000 Long Term Incentive Plan to key executives, and generally are made on an annual basis. Stock options that are granted under the plan have an exercise price equal to the fair market value of the underlying stock on the date of grant. Both stock options and restricted stock awards generally vest over a thirty-six month period. In granting stock options and restricted stock awards, we consider the individual’s position at TRC, stock-based awards granted to the individual in prior years and his/her role in helping the Company achieve its goals.

Effective June 9, 2010, the Board approved the grant of 5,700 and 5,400 non-qualified stock options and 3,200 and 3,000 restricted shares of Common Stock to Mr. Freeman and Mr. Tilghman, respectively. On September 1, 2010, the Board approved the grant of 30,000 non-qualified stock options to Mr. Woltil, of which 10,000 vested immediately and the remaining stock options vest over a thirty-six month period. All of the foregoing stock options have an exercise price equal to the fair market value of the underlying stock on the date of grant.

Compensation Consultant. The Compensation Committee retained an independent compensation consultant during fiscal year 2010 to conduct a comprehensive review of the Company’s executive compensation program. This review and analysis was used by the Compensation Committee to develop our fiscal year 2011 compensation plans, including base salaries, incentive compensation and long-term incentives. The consultant was engaged by and reported directly to the Compensation Committee and the Compensation Committee directly oversaw the services performed and approved the fees paid for the services rendered. The consultant did not provide any consulting services to the Company beyond its role as a consultant to the Compensation Committee.

Severance Compensation. Raymond B. Wood resigned as an officer and director of the Company effective August 5, 2010. In connection with his retirement, the Company and Mr. Wood entered into a Retirement and Consulting Agreement dated May 24, 2010, pursuant to which, among other things, Mr. Wood received or is eligible to receive, as the case may be, the following payments and benefits: (i) his unpaid salary through the retirement date plus any accrued unused vacation benefits, (ii) all unvested options held by Mr. Wood as of the retirement date vested and became exercisable in full and remain exercisable for their remaining terms, (iii) all restricted stock grants held by Mr. Wood as of his retirement date became 100% vested, (iv) a bonus in an amount not to exceed $50,000 for the twelve-month periods ending August 4, 2011 and 2012 in the event certain target and performance metrics established by our Chief Executive Officer are met, and (v) an annual consulting fee of $100,000, payable in monthly installments, for a period of two years after his retirement date.

Mr. Farren resigned as our Chairman of the Board, Chief Executive Officer and President effective February 14, 2011. On February 24, 2011, Mr. Farren and the Company entered into a Separation Agreement, Release and Covenant Not to Sue (the “Separation Agreement”) dated as of February 18, 2011, outlining the terms of his separation from the Company, including severance benefits.

Under the Separation Agreement, the Company and Mr. Farren agreed to the following principal terms:

•	The Company will continue to pay to Mr. Farren his current base salary for nine months after the date of termination.

•	The Company will extend from 90 to 180 days the number of days during which Mr. Farren may exercise his vested stock options.

•	The Separation Agreement includes a general release by Mr. Farren in favor of the Company and provides that Mr. Farren will comply with confidentiality and non-compete obligations.

Outstanding Equity Awards at Fiscal Year End

The following table provides information for each of our named executive officers with respect to all unexercised options and unvested stock grants as of March 31, 2011.

Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	(1) Number of Shares of Stock That Have Not Vested	(1) Market Value of Shares That Have Not Vested
Name	(#)	(#)	($)		(#)	($)(1)
Owen Farren	40,000		4.95	8/14/11
	50,000		3.43	8/14/11
	33,333		2.94	8/14/11
	13,333		1.70	8/14/11

Thomas G. Archbold	—	—	—	—	—	—

J. Bradley Freeman	30,000		2.85	3/31/18	5,422	38,713
	8,889	4,444	1.70	12/15/18
		5,700	5.10	6/10/20

Douglas B. Tilghman	20,000		3.85	11/16/17	5,222	37,285
	10,000		2.94	3/6/18
	8,889	4,444	1.70	12/15/18
		5,400	5.10	6/10/20

Raymond B. Wood	5,000		1.50	3/26/12
	20,000		12.34	3/29/14
	10,000		3.43	8/13/17
	5,000		3.57	9/11/17
	10,000		2.94	3/6/18
	10,000		1.70	12/15/18

Robert D. Woltil	10,000		3.83	9/1/20
		20,000	3.83	9/1/20

(1)	Shares of restricted stock were granted to Messrs. Freeman and Tilghman in December 2008 at a grant date fair value of $1.70 per share, of which 2,222 shares held by each remain unvested as of March 31, 2011. In addition, in June 2010, TRC granted to Messrs. Freeman and Tilghman restricted stock awards of 3,200 and 3,000, respectively, at a grant date fair value of $5.10 per share, of which all of the shares remain unvested as of March 31, 2011. As of March 31, 2011, the market value of TRC’s common stock was $7.14 per share.

Restricted Stock Awards

On December 15, 2008, our Board approved the grant of restricted stock awards to certain key employees and executive officers of the Company under the Company’s Amended and Restated 2000 Long Term Incentive Plan. The total number of restricted stock grants that were issued was 81,999 at a fair value of $1.70 per share on the date of the grant. With the exception of one award made to Mr. Wood, our former Senior Vice President and Director of Government Operations and Marketing (which is fully vested), the restricted stock grants vest annually over a three-year period, with one-third vesting annually on the anniversary date of the grant. In fiscal year 2010, 27,333 of these restricted shares vested. In fiscal year 2011, 25,935 of these restricted shares vested and 13,955 were cancelled.

In February 2009, we granted 25,000 shares of restricted stock at a fair value of $1.90 per share on the date of the grant to our non-employee directors. In fiscal year 2010, 8,333 of these restricted shares vested, and in fiscal year 2011, an additional 6,664 of these restricted shares vested and 3,333 shares were cancelled.

In June 2010, we granted 19,600 shares of restricted stock at a fair value of $5.10 per share on the date of the grant to certain key employees and executive officers. In August 2010, we granted 23,750 shares of restricted stock at a fair value of $4.87 per share on the date of the grant to our non-employee directors.

The terms of our restricted stock awards provide that the grantees could satisfy their tax withholding obligations upon the vesting of their restricted shares by having TRC withhold a number of vested shares having a value on the date of vesting equal to the grantee’s tax withholding obligation. As a result, in fiscal year 2010, we repurchased 4,285 shares of TRC’s restricted stock to satisfy grantees’ federal tax obligations that were triggered by the vesting of these shares. In fiscal year 2011, we repurchased 5,565 shares of TRC’s restricted stock to satisfy grantees’ federal tax obligations that were triggered by the vesting of these shares.

2011 Stock Vested Table

During fiscal year 2011, 14,445 options were exercised by one of our former executive officers. The following table sets forth information for the fiscal year ended March 31, 2011 with respect to the number of restricted shares that vested for our named executive officers.

	Restricted Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Owen Farren	3,333	12,332
Thomas G. Archbold	—	—
J. Bradley Freeman	2,222	8,221
Douglas B. Tilghman	2,222	8,221
Raymond B. Wood	2,500	9,575
Robert D. Woltil	—	—

(1)	The value realized on vesting was determined based upon the fair market value of the Company’s Common Stock on the date of vesting.

Equity Compensation Plan Information

The following table provides information as of March 31, 2011, with respect to shares of our Common Stock that may be issued under our existing equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities in Column(a)) (#)
Equity compensation plans approved by shareholders	893,570	4.53	339,368
Equity compensation plans not approved by shareholders	—	—	—
Totals	893,570	4.53	339,368

Potential Payments Upon Termination or Change of Control

Retention Agreements

On February 18, 2011, the Company entered into retention agreements (the “Retention Agreements”) with the executive officers listed below (collectively, the “Officers”), which agreements will remain an obligation of the Company or its successor following the Merger: Robert D. Woltil – Interim Chief Executive Officer, Vice President of Finance, Chief Financial Officer and Secretary; J. Bradley Freeman – Vice President of Operations; and Douglas B. Tilghman – Vice President of Engineering.

Each Retention Agreement provides that if a Triggering Event (as defined below) occurs with twelve months following a Change of Control (as defined in the Retention Agreement), the Company will pay to the Officer as severance compensation the following amounts:

•	100% of the Officer’s base salary in effect at the time of the Triggering Event;

•

100% of the target annual bonus that the Officer would have been eligible to earn under the Company’s annual bonus plan for the bonus measurement period during which the Triggering Event occurs, calculated on the basis of assuming that all performance targets will be achieved; and

•	twelve times the monthly premium that the Officer would be required to pay to maintain COBRA coverage for the Officer and his eligible dependents under the Company’s health plans.

Payment of the foregoing amounts is subject to certain conditions, including the Officer entering into a general release in favor of the Company and satisfactorily performing his obligations under his Retention Agreement, including compliance with his confidentiality, non-disclosure, non-solicitation and non-competition obligations.

Unless required otherwise by applicable law, the severance compensation to be paid to the Officer will be paid in a lump sum with thirty days following a Triggering Event (or if later, within ten days after the Company receives a general release not subject to revocation). If the Officer breaches his obligations under the Retention Agreement after such payment is made by the Company, then the Officer is obligated to reimburse the Company in full for such payment.

For purposes of each Retention Agreement, a “Triggering Event” means the occurrence of any of the following:

•	the Company terminates the Officer’s employment with the Company without Cause (as defined in the Retention Agreement);

•	the Officer terminates his employment because the Company has materially reduced his base salary or bonus opportunity in effect at the time of the Change of Control; or

•

the Officer terminates his employment because the Company has reduced his duties or authority so as to materially reduce his overall job responsibilities from the levels in effect at the time of the Change of Control.

Mr. Woltil’s Retention Agreement clarifies that the termination of his status as Interim Chief Executive Officer is not a Triggering Event.

The Acceptance Date (as defined in the Merger Agreement) will constitute a Change of Control under the Retention Agreements.

Arrangements with Mr. Woltil

Effective September 1, 2010, the Company appointed Robert D. Woltil to serve as Vice President Finance, Chief Financial Officer, and Corporate Secretary, pursuant to an offer letter dated August 24, 2010, between the Company and Mr. Woltil. Under the terms of the offer letter, Mr. Woltil receives an annual base salary of $158,000. In addition, the Company granted to Mr. Woltil a non-qualified option to purchase 30,000 shares of our common stock with an exercise price of $3.83 per share, of which options for 10,000 shares vested immediately upon date of grant and the remaining options for 20,000 shares vest over a three-year period in equal increments commencing on the anniversary date of grant. Mr. Woltil is also eligible to participate in any incentive bonus plan approved by the Board for fiscal year 2011 on a prorated basis commencing with his appointment as our interim Chief Financial Officer on July 20, 2010.

On February 18, 2011, the Company and Mr. Woltil entered into a letter agreement in connection with his appointment as our Interim Chief Executive Officer. Under the letter agreement, while Mr. Woltil serves as our Interim Chief Executive Officer, he will be paid $5,000 per month in addition to his current base salary of $158,000.

On March 22, 2011, the Board approved a bonus payment by the Company to Mr. Woltil of $20,000, payable if and when the Merger is consummated.

Indemnification

The Company’s bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Florida law, including in circumstances in which indemnification is otherwise discretionary under such law. The Company indemnifies its directors and officers so that they will serve free from undue concern that they will not be indemnified, and have signed agreements with each of its independent directors and its Interim Chief Executive Officer and Chief Financial Officer, Mr. Woltil, contractually obligating the Company to provide this indemnification to them. A copy of the indemnification agreement has been filed with the SEC and is publicly available.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as otherwise described below, during the fiscal year ended on March 31, 2011, there was not, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or is to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer, five percent shareholder or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

TRC’s Code of Conduct provides that as a general rule, employees should avoid conducting Company business or entering into any Company business agreements or arrangements with a relative or significant other, or with a business in which a relative or significant other has an influential role, and any other business agreements or arrangements that would be considered a related party transaction.

Under TRC’s Code of Conduct, if a related party transaction is to be entered into, it must be fully disclosed to our designated compliance officer in advance. If a conflict of interest transaction involves one of our directors or executive officers, or any other person, it must be reviewed by our Nominating and Governance Committee. Any related party transactions involving the Company’s directors or executive officers are, by definition, material, and as such, must be reviewed and approved, in writing and in advance, by our Nominating and Governance Committee.

Our wholly owned subsidiary, Patco Electronics, Inc. (“Patco”), leases 10,000 square feet in Titusville, Florida from Hosea Partners, Ltd., (“Hosea”), an entity founded and controlled by Patco’s founding shareholder Roger M. Boatman. Mr. Boatman is an employee of Patco and beneficially owns approximately 10% of the outstanding shares of our Common Stock through an entity he controls. Under the terms of the commercial triple net lease agreement, Patco leases 7,000 square feet of manufacturing and warehouse space and 3,000 square feet of office space from Hosea for a three-year term commencing on March 31, 2010. During the term of the lease, Patco pays monthly rent in the amount of $7,000, plus sales tax, to lease the facility. The Patco leased facility is used for the manufacture and assembly of our battery charging products and battery management product solutions. Expense of $89,040 was recognized under this lease in the fiscal year ended March 31, 2011. The aggregate amount of lease payments due on or after the beginning of fiscal year 2011 is $178,080.

On March 31, 2010, Patco also entered into an employment agreement with Mr. Boatman. The term of employment is three years, unless sooner terminated in accordance with the provisions of the employment agreement. Under the employment agreement, Mr. Boatman’s annual salary is $120,000, and he is entitled to participate in any benefit plans made available to Patco employees.

On May 24, 2010, the Company entered into a Retirement and Consulting Agreement with Mr. Wood, our former Senior Vice President and Director of Government Operations, pursuant to which, among other things, Mr. Wood received or is eligible to receive, as the case may be, the following payments and benefits: (i) his unpaid salary through the retirement date plus any accrued unused vacation benefits, (ii) all unvested options held by Mr. Wood as of the retirement date vested and became exercisable in full and remain exercisable for their remaining terms, (iii) all restricted stock grants held by Mr. Wood as of his retirement date became 100% vested, (iv) a bonus in an amount not to exceed $50,000 for the twelve-month periods ending August 4, 2011 and 2012 in the event certain target and performance metrics established by our Chief Executive Officer are met, and (v) an annual consulting fee of $100,000, payable in monthly installments, for a period of two years after his retirement date.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT RELATED

SHAREHOLDER MATTERS

The following table enumerates, as of March 31, 2011, certain information with respect to shares beneficially owned by (i) each person known by the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding shares of Common Stock, (ii) each of the Company’s directors and the named executive officers named in the Summary Compensation Table above, and (iii) all current directors and executive officers as a group:

Beneficial Owner	Shares Beneficially Owned(1)		Percentage of Class
Roger Boatman	694,750	(2)	10.3%
1855 Shepard Drive
Titusville, FL 32780

The Burton Partnership	683,800	(3)	10.1%
P.O. Box 4643
Jackson, WY 83001

Loeb Capital Management LLC	553,168	(4)	8.2%
61 Broadway
New York, NY 10006

Dimensional Fund Advisers LP	469,758	(5)	7.0%
Palisades West, Building One 6300 Bee Cave Road
Austin, Texas 78746

Owen Farren(7)	200,629	(6)	3.0%
Former Chairman of the Board, Chief Executive Officer and President

Raymond B. Wood(8)	96,107	(6)	1.4%
Director, Senior Vice President of Government Operations and Marketing

Robert D. Woltil(9)	10,000	(6)	0.1%
Vice President of Finance, Chief Financial Officer and Secretary

Gerry Chastelet	65,000	(6)	1.0%
Director

Patrick M. Murphy	40,000	(6)	0.6%
Director

J. Bradley Freeman	52,162	(6)	0.8%
Vice President of Operations

Douglas B. Tilghman	44,188	(6)	0.7%
Vice President of Engineering

Raymond V. Malpocher	30,000	(6)	0.4%
Director

N. John Simmons, Jr.	25,000	(6)	0.4%
Director

Paul J. Hoeper	—		*
Director

Thomas G. Archbold(10)	16,678		0.2%
Vice President of Finance and Chief Financial Officer

Total Beneficially owned shares	2,981,240		44.2%

All directors and executive officers (10 persons)(11)	579,764		8.6%

(1)	For purposes of this table, a person or group of persons is deemed to be the “beneficial owner” of any shares that such person has the right to acquire within 60 days following March 31, 2011. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security that such person or persons has the right to acquire within 60 days following March 31, 2011 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. There were 6,740,473 shares of the Company’s Common Stock outstanding as of March 31, 2011.
(2)	Beneficial owner as reported in the shareholder’s Schedule 13G with the SEC on April 22, 2010.
(3)	Beneficial owner as reported in the shareholder’s filing on Form 4 with the SEC on April 1, 2009.
(4)	Beneficial owner as reported in the shareholder’s Schedule 13D/A filed with the SEC on March 9, 2011.
(5)	Beneficial owner as reported in the shareholder’s Schedule 13G filed with the SEC on February 11, 2011.
(6)	Includes the following shares subject to currently exercisable options held by Messrs. Farren (136,666), Wood (60,000), Woltil (10,000), Chastelet (61,667), Murphy (36,667), Freeman (38,889), Tilghman (38,889), Malpocher (26,667), and Simmons (16,667).
(7)	Mr. Farren resigned as our Chairman of the Board, Chief Executive Officer and President effective February 14, 2011.
(8)	Mr. Wood resigned as our Senior Vice President and Director of Government Operations effective August 5, 2010. Since his resignation, Mr. Wood has served as a consultant to us.
(9)	Mr. Woltil joined TRC in July 2010 and has been our Vice President of Finance, Chief Financial Officer and Secretary since September 2010. Mr. Woltil was appointed as our Interim Chief Executive Officer effective February 14, 2011.
(10)	Mr. Archbold was appointed our Chief Financial Officer effective December 15, 2008. Prior to that, Mr. Archbold served as a consultant to Taylor White and served as our Interim Chief Financial Officer since November 17, 2008. Mr. Archbold resigned as our Chief Financial Officer effective June 24, 2010.
(11)	Includes shares beneficially owned by Messrs. Farren, Wood, Woltil, Chastelet, Murphy, Freeman, Tilghman, Malpocher, Simmons, and Archbold.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Our Board and executive officers, as well as persons who own more than ten percent of the Company’s outstanding shares of Common Stock, are subject to the reporting requirements of Section 16(a) of the Exchange Act (“Section 16(a)”), which require them to file with the Securities and Exchange Commission reports with respect to their ownership of Common Stock and their transactions therein. Based solely upon our review of copies of Section 16(a) reports that we received from such persons, we believe that all reporting requirements under Section 16(a) were met in a timely manner by all such persons, except that, (i) a Form 3 was not filed within the required time period to report an acquisition of options to purchase our Common Stock and an award of shares of restricted Common Stock by Paul Hoeper on August 10, 2010 and (ii) a Form 4 was not filed within the required time period to report an acquisition of options to purchase our Common Stock and an award of shares of restricted Common Stock by each of Messrs. Murphy, Malpocher, Chastelet and Simmons.

Annex II

[LETTERHEAD OF HOULIHAN LOKEY FINANCIAL ADVISORS, INC.]

March 27, 2011

The Board of Directors

Technology Research Corporation

5250 140th Avenue North

Clearwater, Florida 33760

Dear Members of the Board of Directors:

We understand that Technology Research Corporation (“TRC”), Coleman Cable, Inc. (“Coleman Cable”), and Clearwater Acquisition I, Inc., a wholly owned subsidiary of Coleman Cable (“Sub”), propose to enter into an Agreement (defined below) pursuant to which, among other things, (i) Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.51 per share, of TRC (“TRC Common Stock” and, such tender offer, the “Offer”) at a purchase price of $7.20 per share in cash (the “Consideration”) and (ii) following the consummation of the Offer, Sub will merge with and into TRC (the “Merger” and, together with the Offer, the “Transaction”) and each outstanding share of TRC Common Stock not previously tendered in the Offer will be converted into the right to receive the Consideration.

You have requested that Houlihan Lokey Financial Advisors, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) as to whether, as of the date hereof, the Consideration to be received by holders of TRC Common Stock (other than Coleman Cable, Sub and their respective affiliates) in the Transaction is fair to such holders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed a draft, dated March 26, 2011, of an Agreement and Plan of Merger to be entered into among TRC, a Florida corporation, Coleman Cable, a Delaware corporation, and Sub, a Florida corporation (the “Agreement”);

2.	reviewed certain publicly available business and financial information relating to TRC that we deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of TRC made available to us by TRC, including financial projections (and adjustments thereto) prepared by the management of TRC for the fiscal years ending March 31, 2011 through March 31, 2014 and discussed with the management of TRC its assessments as to the risks and uncertainties associated with achieving the financial results reflected in such financial projections generally and specifically the financial results attributable to Patco Electronics, Inc., which was recently acquired by TRC in March 2010;

4.	spoken with certain members of the management of TRC and certain of its representatives and advisors regarding (a) the business, operations, financial condition and prospects of TRC and (b) the Transaction and related matters;

The Board of Directors Technology Research Corporation March 27, 2011	-2-

5.	compared the financial and operating performance of TRC with that of other public companies that we deemed to be relevant;

6.	considered publicly available financial terms of certain transactions that we deemed to be relevant;

7.	reviewed current and historical market prices and trading volume for TRC Common Stock and current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of TRC has advised us, and we have assumed, that the financial projections (and adjustments thereto) reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of TRC, and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of TRC since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. In addition, we have relied upon, without independent verification, the assessments of the management of TRC as to the existing and future technology, products, services and intellectual property of TRC and the validity of, and risks associated with, such technology, products, services and intellectual property.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on TRC or the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above or as otherwise described to us.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or

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The Board of Directors Technology Research Corporation March 27, 2011	-3-

liabilities (fixed, contingent, derivative, off-balance sheet or otherwise) of TRC or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of TRC or any other entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which TRC is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which TRC is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of TRC or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board of Directors of TRC (the “Board”), TRC or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. This Opinion does not purport to address potential developments in the credit, financial or stock markets, including, without limitation, the market for shares of TRC Common Stock. We also are not expressing any opinion as to the price or range of prices at which TRC Common Stock will trade at any time.

This Opinion is furnished for the use and benefit of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other person as to how to act or vote with respect to any matter relating to, or whether to tender shares of TRC Common Stock in connection with, the Transaction.

In the ordinary course of business, certain of our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, TRC, Coleman Cable or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates in the future may provide investment banking, financial advisory and other financial services to TRC, Coleman Cable, other participants in the Transaction or certain of their respective affiliates, for which Houlihan Lokey and such affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, TRC, Coleman Cable, other participants in the Transaction and/or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

Houlihan Lokey has been engaged to render this Opinion to the Board and we will receive a fee upon delivery of this Opinion, which is not contingent upon the successful consummation of the

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The Board of Directors Technology Research Corporation March 27, 2011	-4-

Transaction or the conclusion contained in this Opinion. TRC also has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of TRC, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction (other than the Consideration to the extent expressly specified herein) or otherwise, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of TRC, or to any other party, except if and only to the extent expressly set forth in the last paragraph of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for TRC or any other party or the effect of any other transaction in which TRC or any other party might engage, (v) the fairness of any portion or aspect of the Transaction to any one class or group of TRC’s or any other party’s security holders or other constituents vis-à-vis any other class or group of TRC’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not TRC, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of TRC or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from appropriate professional sources. Furthermore, we have relied, with the consent of TRC, on the assessments by TRC and its advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to TRC and the Transaction. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by holders of TRC Common Stock (other than Coleman Cable, Sub and their respective affiliates) in the Transaction is fair to such holders from a financial point of view.

Very truly yours,

/s/ Houlihan Lokey Financial Advisors, Inc.
HOULIHAN LOKEY FINANCIAL ADVISORS, INC.

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